Exhibit 2.1

15 December 2017
SHARE PURCHASE Agreement in respect of all shares in BDM NV and ASCO NV between
Ackermans & van Haaren NV, SIPEF NV, Mr Jozef Gielen and Kapimar Comm.V as Sellers and The Navigators Group, Inc. as Purchaser

Argo Law Posthofbrug 12 2600 Antwerpen Tel.: +32 3 206 85 30 Fax: +32 3 206 85 55

Table of Contents

TABLE OF CONTENTS		1
SHARE PURCHASE AGREEMENT		3
1	DEFINITIONS AND INTERPRETATION	5
1.1	Definitions	5
1.2	Interpretation	10
2	SALE AND PURCHASE OF THE SHARES	11
2.1	The Shares	11
2.2	Right attaching to the Shares – Dividends	12
2.3	Pre-emption Rights	12
3	PURCHASE PRICE	12
3.1	Aggregate Amount	12
3.2	Payment of the Purchase Price	12
3.3	No Leakage	12
3.4	Net Incurred Amount	13
4	CONDITIONS PRECEDENT	15
4.1	General Principle	15
4.2	Satisfaction of the Conditions Precedent	17
4.3	Non-Satisfaction and Waiver	18
4.4	No Implied Waiver of the Purchaser’s Rights and Remedies	18
4.5	No Retroactive Effect	18
5	CLOSING	18
5.1	Date and Place	18
5.2	Sellers’ Closing Obligations	19
5.3	Purchaser’s Closing Obligations	19
5.4	Effectiveness of the Closing Obligations	20
6	CHANGE OF CONTROL CLAUSES	20
7	UNDERTAKINGS OF THE SELLERS PRIOR TO THE CLOSING DATE	20
7.1	Collaboration	20
7.2	Restrictions on the Group Companies	21
7.3	Conduct of Business – General Principles	21
7.4	Conduct of Business – Specific obligations between the date of this Agreement and the Closing Date	21
7.5	Directors Resignation	24
8	SELLERS’ REPRESENTATIONS	24
8.1	General Principles	24
8.2	Disclosures	24
8.3	Validity of the Sellers’ Representations on the Closing Date	25
8.4	Purchaser’s Knowledge of certain matters	25
9	PURCHASER’S REPRESENTATIONS	25
10	SELLERS’ WAIVER OF RIGHTS AGAINST THE GROUP COMPANIES	25
11	INDEMNIFICATION	26
11.1	General Principle	26
11.2	Special Indemnification Obligation	26
11.3	Double Claims	26
11.4	Computation of Losses incurred by the Purchaser – proportionate Liability of the Sellers	27
11.5	Nature of any Payment to the Purchaser	27
11.6	No Assignment of Indemnification Rights to any Subsequent Transferee of the Shares	27
12	LIMITATION OF LIABILITY	27
12.1	Time Limitations	27
12.2	Minimum Claims	27
12.3	Aggregate Minimum Claims	27
12.4	Maximum Liability	28
12.5	Contingent Liabilities	28
12.6	Provisions in the Accounts	28
12.7	Tax Savings	28
12.8	Insurance Proceeds and Other Recoveries from Third Parties	28
12.9	Matters Arising Subsequent to this Agreement	29
12.10	Mitigation of Losses	29

12.11	Fraud and willful Misconduct	29
13	CLAIMS BY THE PURCHASER	29
13.1	Notification of Claims	29
13.2	Notification of the Sellers’ Objections	30
13.3	Disagreement on a Claim	30
13.4	Payment by the Sellers	30
13.5	The Defaulting Seller(s)’ Access to the Group Companies	31
13.6	Third Party Claims	31
14	UNDERTAKINGS OF THE PARTIES EXTENDING AFTER THE CLOSING DATE	32
14.1	Further Assurances	32
14.2	Confidentiality and Announcements	32
14.3	Release of Directors’ Liability	34
15	NON-COMPETE AND NON-SOLICITATION	34
15.1	General provisions	34
15.2	Geographical limitations	36
15.3	Legitimate interest	36
16	TERMINATION	36
16.1	Termination Events	36
16.2	Effect of Termination	36
17	MISCELLANEOUS	37
17.1	Several but no joint obligations	37
17.2	Rights and Remedies of the Parties	37
17.3	Amendments and Waivers	37
17.4	Notices in connection with this Agreement	37
17.5	Interest on Overdue Amounts	39
17.6	Assignment of Rights and Obligations	39
17.7	Expenses	39
17.8	Severability	39
17.9	Entire Agreement	40
17.10	Governing Law	40
17.11	Arbitration	40
17.12	Counterparts	40

Share Purchase Agreement

Between:	(1)

Ackermans & van Haaren NV, a limited liability company (“naamloze vennootschap” / “société anonyme”) organized and existing under the laws of Belgium, with registered office at Begijnenvest 113, 2000 Antwerpen, Belgium, registered with the Register of Legal Entities under number 0404.616.494

		represented for the purposes of this Agreement by Tom Bamelis, special proxyholder
		hereinafter referred to as “AvH”

	(2)

SIPEF NV, a limited liability company organized and existing under the laws of Belgium, with registered office at Calesbergdreef 5, 2900 Schoten, Belgium, registered with the Register of Legal Entities under number 0404.491.285

		represented for the purposes of this Agreement by Johan Nelis, special proxyholder
		hereinafter referred to as “SIPEF”

	(3)	Mr Jozef Gielen, residing at Koppeleikenstraat 51, 3370 Boutersem, Belgium
		hereinafter referred to as “Jozef Gielen”

	(4)

Kapimar Comm.V, a limited liability company organized and existing under the laws of Belgium, with registered office at Koppeleikenstraat 51, 3370 Boutersem, Belgium, registered with the Register of Legal Entities under number 0899.775.067

		represented for the purposes of this Agreement by Jozef Gielen, manager
		Hereinafter referred to as “Kapimar”

		AvH, SIPEF, Jozef Gielen and Kapimar are hereinafter jointly referred to as the “Sellers” and individually as a “Seller”

And:	(5)	The Navigators Group, Inc, a company organized and existing under the laws of Delaware, with offices at 400 Atlantic Street, Stamford, Connecticut, 06901, United States of America,
		represented for the purposes of this Agreement by Stanley Galanski and Ciro DeFalco
		hereinafter referred to as the “Purchaser”
		The Sellers and the Purchaser are hereinafter jointly referred to as the “Parties” and individually as a “Party”

Whereas:

(A)

On the date of this Agreement, AvH and SIPEF each own 50% of the shares in both Bracht, Deckers & Mackelbert NV, a limited liability company organised and existing under the laws of Belgium, having its registered office at Entrepotkaai 5, 2000 Antwerp, Belgium, registered with the Register of Legal Entities under number 0404.458.128 (“BDM”) and Assurances Continentales – Continentale Verzekeringen NV, a limited liability company organised and existing under the laws of Belgium, having its registered office at Entrepotkaai 5, 2000 Antwerp, Belgium, registered with the Register of Legal Entities under number 0404.454.168 (“ASCO” and together with BDM, the “Companies” and each a “Company”).

(B)

ASCO owns 100% of the shares in Canal Re S.A., a limited liability company, organized and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 534, rue de Neudorf, 2220 Luxembourg, Grand Duchy of Luxembourg, registered with the Registre de Commerce et des Sociétés under number B 139.138 (“Canal Re” and together with the Companies, the “Group Companies” and each individually a “Group Company”).

(C)

ASCO is subject to the supervision of the National Bank of Belgium (Nationale Bank van België/Banque Nationale de Belgique; the “NBB”), BDM is registered as an insurance intermediary under the Belgian Insurance Act (as defined hereinafter) on which the Financial Services and Markets Authority (Autoriteit voor Financiële Diensten en Markten/Autorité des services et marchés financiers; the “FSMA”) can exercise certain supervision powers and Canal Re is subject to the supervision of the Luxemburg Insurance Commission (Commissariat aux Assurances; the “CAA”, together with the NBB and the FSMA the “Supervisory Authorities”).

(D)	AvH and SIPEF have granted stock options to Mr Jozef Gielen, the CEO of the Companies, and Kapimar, which company is exclusively controlled by Mr Jozef Gielen and his spouse, as follows:
(i)

AvH and SIPEF have each granted 15 options to Kapimar whereby each option allows Kapimar to acquire from AvH and SIPEF one share in BDM in accordance with the terms of an option agreement entered into by AvH, SIPEF and Kapimar on 30 June 2009 (the “BDM Options”); and

(ii)

AvH and SIPEF have each granted 97 options to Jozef Gielen whereby each option allows Jozef Gielen to acquire from AvH and SIPEF one share in ASCO in accordance with the terms of an option agreement entered into by AvH, SIPEF and Jozef Gielen on 6 July 2009 (the “ASCO Options” and together with the BDM Options, the “Options”).

Jozef Gielen and Kapimar have decided and hereby undertake to exercise their Options before Closing and to subsequently sell the shares in the Companies to the Purchaser on the Closing Date.

(E)

From 10 October 2017 through 8 December 2017, the Purchaser, with the assistance of professional advisers, was granted access to the Data Room (as defined hereinafter) for purposes of a due diligence review with respect to the Group Companies and was given the opportunity to submit questions during several meetings with the shareholders and the management team of the Companies.

(F)

The Sellers wish to sell to the Purchaser and the Purchaser wishes to purchase from the Sellers all shares representing the entire issued share capital of the Companies, upon the terms and subject to the conditions set forth in this Agreement. As a result of the transactions contemplated by this Agreement, the Purchaser will, directly or indirectly, own 100% of the share capital of the Group Companies (the “Transaction”).

It is agreed as follows:

1	Definitions and interpretation
1.1	Definitions
1.1.1	For the purposes of this Agreement, the following terms shall have the meanings specified or referred to in this Clause 1.1.1:

“Affiliated Company” means an affiliated company (“société liée” / “verbonden vennootschap”) as defined in Article 11 of the Companies Code (it being understood, for the avoidance of doubt, that the definition set out in said Article 11 is agreed to also apply to non-Belgian persons).

“Agreement” means this share purchase agreement.

“Annual Accounts” means the audited annual accounts of each of the Companies for the financial year ending 31 December 2016, prepared in accordance with Belgian GAAP, and the audited annual accounts of Canal Re for the financial year ending 31 December 2016, prepared in accordance with Luxembourg GAAP, all as included in the Data Room.

“ASCO Options” has the meaning as set out in Recital (D);

“ASCO Shares” has the meaning as set out in Clause 2.1.1(i);

“BDM Shares” has the meaning as set out in Clause 2.1.1(ii);

“BDM Options” has the meaning as set out in Recital (D);

“Belgian Insurance Act” has the meaning as set out in Clause 4.1.5.

“Belgian Insurance Supervision Act” has the meaning as set out in Clause 4.1.1.

“Breach of Representations” means, in respect of any of the Sellers’ Representations, that the facts stated therein are untrue or inaccurate.

“Business Day” means a day which is not a Saturday, a Sunday or official public holiday in Belgium or in New York City, United States of America.

“CAA” has the meaning ascribed to it in Recital (A).

“Canal Re Shares” means all 25,000 shares representing 100% of the share capital of Canal Re owned by ASCO. “Claim” means any claim of the Purchaser with respect to the Sellers’ Representations or the special indemnification obligation set forth in Clause 11.2.

“Claims Run-off Book” means all open (i.e. not-closed) claims as per 31 December 2016 (irrespective of the underwriting or accident year), as well as all insured losses that occurred prior to 1 January 2017 00h (irrespective of the claim reporting date).

“Closing” means the transfer of ownership of the Shares pursuant to Clause 5.1 and completion of the Sellers’ Closing Obligations and the Purchaser’s Closing Obligations pursuant to Clauses 5.2 and 5.3, respectively.

“Closing Date” means the date on which the Closing shall take place pursuant to Clause 5.1.

“Closing Obligations” means the Sellers’ Closing Obligations and the Purchaser’s Closing Obligations.

“Company” or “Companies” has the meaning ascribed to it in Recital (A).

“Confidentiality Agreement” means the confidentiality agreement between the Sellers and the Purchaser dated 17 August 2017.

“Data Room” means the virtual data room established by the Sellers on the Ansarada platform, to which the Purchaser was granted access from 10 October 2017 through 8 December 2017, containing all information provided by the Sellers to the Purchaser and/or its advisers as set out in the Data Room Index.

“Data Room Index” means an index of the documents available in the Data Room, attached together with the DVD containing all of such information as Schedule 8.2.1 to this Agreement.

"Defaulting Seller(s)" has the meaning set out in Clause 13.1.2.

“Disclosure Letter” means the letter of even date herewith from and executed by the Sellers addressed to, and signed for acknowledgement of receipt by, the Purchaser, a copy of which is attached as Schedule 8.2.2.

“Final Net Incurred Amount” means the final position of the Net Incurred Amount as per 31 December 2019 as determined in accordance with Clause 3.4.

“Final Net Incurred Amount Statement” means a written statement, providing the Final Net Incurred Amount and the reasonable details of the causes of deterioration in the Opening Reserve Amount (if any).

“FSMA” has the meaning ascribed to it in Recital (C).

“Fundamental Sellers' Representations” means the Sellers' Representations set out in Section 1, 2, 3 and 4 of Schedule 8.

"Governmental Authority" means any foreign, domestic, federal, territorial, state, supranational, EU or local governmental authority of any nature (including any government and any governmental agency, instrumentality, court, tribunal or commission, or any subdivision, department or branch of any of the foregoing) or (quasi-)governmental exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature, for avoidance of doubt, including but not limited to, the NBB, the FSMA and the CAA.

“Group Companies” or “Group Company” has the meaning ascribed to it in Recital (B).

“Independent Expert” has the meaning given to it in Clause 3.4.5.

“Key Management” means any of the following persons: Jozef Gielen, Sofie Lins, Bart Dewulf, Michel de Schietere de Lophem, Wilfried van Gompel, Hugo De Cupere and Erwin Versele.

“Law” means, with respect to the relevant subject matter or person, any and all applicable international, supranational, European Union, national, federal, regional, provincial, municipal and other legislation, regulation(s), directive(s), decree(s), order(s), rule(s), decision(s), consent(s), licence(s), permit(s), authorisation(s) by-laws, rules of common law, customary law and equity, and any other binding instrument(s) (and any term or condition of any of the foregoing), issued by a Governmental Authority and any administrative practice, and in each case including any modification, amendment or re-enactment of any of the foregoing.

“Leakage” means:

(a)

any (interim) dividend or other distribution of profits or reserves declared, made or (pre)paid (whether actual or deemed) by the Group Companies to or for the benefit of the Sellers, any Affiliated Company of the Sellers or any person connected with any of them (other than the Companies);

(b)

any payments made or having become due by or on behalf of a Group Company to or for the benefit of the Sellers, any Affiliated Company of the Sellers or any person connected with any of them, except under and in accordance with insurance policies issued by BDM/ASCO to any of the Sellers, any Affiliated Company of the Sellers or any person connected with any of them in the ordinary course of business of BDM/ASCO, consistent with past practice and on an arm’s length basis;

(c)

any transfers of value by a Group Company to or for the benefit of the Sellers, any Affiliated Company of the Sellers or any person connected with any of them, except under and in accordance with insurance policies issued by BDM/ASCO to any of the Sellers, any Affiliated Company of the Sellers or any person connected with any of them in the ordinary course of business of BDM/ASCO, consistent with past practice and on an arm’s length basis;

(d)

any redemption, repurchase or repayment of the share capital of the Group Companies to or for the benefit of the Sellers, any Affiliated Company of the Sellers or any person connected with any of them (other than the Companies);

(e)

the forgiveness or waiver by a Group Company of any amount owed to it by the Sellers, any Affiliated Company of the Sellers or any person connected with any of them, except as in the ordinary course of business whereby it is understood that the Companies have ongoing business relationships with the Sellers and their subsidiaries;

(f)

any transfer or surrender of any assets to, or assumption, indemnification or incurrence of any liability (including, without limitation, any indebtedness, expenses or costs) by a Group Company for the benefit of the Sellers, any Affiliated Company of the Sellers or any person connected with any of them;

(g)

any salary, bonus, management fees, tantième or other fees or sums declared, made or paid (or any obligation to declare, make or pay same) by a Group Company (excluding any VAT in respect of such fees to the extent recoverable by a Group Company by repayment or credit) to the Sellers, any Affiliated Company of the Sellers or any person connected with any of them;

(h)

any fees or other costs declared, made or paid to advisors and consultants, as well as any transaction or sale bonus or payments of a similar nature to any employee, consultant or officer of any Group Company, which are in each case related to this Agreement and the transactions contemplated therein (excluding any VAT in respect of such fees or costs to the extent recoverable by a Group Company by repayment or credit);

(i)

any Third Party Right created over any of the assets of any of the Group Companies in favour or on behalf of any of the Sellers, any Affiliated Company of the Sellers or any person connected with any of them; and/or

(j)	any agreement or commitment to do any of the actions set out in Clauses (a) to (h)(inclusive) above,

including in each case any associated actual Tax paid or payable by the relevant Group Company in connection with or in respect of any matter referred to above, but excluding any Permitted Leakage.

"Leakage Notice" means a written document containing the breaches by the Sellers of Clause 3.3.5, if any.

"Liability for Tax" means any liability for Tax of a Group Company.

“Long Stop Date” has the meaning set forth in Clause 4.3.2.

“Loss” and “Losses” means any damage ("schade" / "dommages") giving rise to indemnification in accordance with Articles 1149 to 1153 of the Belgian Civil Code, including, for the avoidance of doubt, any Liability for Tax where applicable.

“Luxembourg Insurance Supervision Act” has the meaning as set out in Clause 4.1.2.

“Material Agreement” means (a) any contract, agreement, arrangement or other obligation of any kind, whether written or oral, entered into by any of the Group Companies for a determined duration or undetermined duration in excess of one (1) year, in each case which cannot be terminated by the relevant Group Company with a notice period of less than six months as of the Closing Date and which may expose the relevant Group Company to a yearly liability or provides for aggregate yearly payments by the relevant Group Company in excess of EUR 150,000, (b) any partnership, joint venture, shareholders' or other similar agreement or arrangement to which any of the Group Companies is a party, (c) any contract, agreement, arrangement or other obligation of any kind of any of the Group Companies, whether written or oral, relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise), (d) any reinsurance treaties and (e) any agency or other agreements with pool members.

"Materialisation" has the meaning set out in Clause 12.5.

“Monitoring Trustees” has the meaning as set out in Clause 7.4.30.

“NBB” has the meaning ascribed to it in Recital (C).

“Net Incurred Amount” means, with respect to ASCO, the gross case reserves in respect of the Claims Run-off Book, as included in the relevant accounts (in statutory format) of ASCO under line item 143, calculated consistent with past practice, minus the ceded case reserves in respect of the Claims Run-off Book, as included in the relevant accounts (in statutory format) of ASCO under line item 243, calculated consistent with past practice, at a given date plus the net Paid Claims Costs (i.e. after reinsurance) of the Claims Runoff Book as included under line item 610.1 of the relevant accounts (in statutory format) of ASCO, calculated consistent with past practice. Forecast salvage and subrogation recoveries are excluded, consistent with ASCO's current reserving and reporting policy and in accordance with Belgian generally accepted accounting principles and practices and reasonably consistent with past practice.

“Net Incurred Threshold Amount” means the Opening Reserve Amount plus an amount of EUR 1,000,000, being an amount of EUR 21,354,505.

“Opening Reserve Amount” means gross case reserves minus the ceded case reserves plus net IBNR's, IBNER's and Equalisation Reserve (all as included in the Annual Accounts of ASCO), in accordance with Schedule 1.1.1, being an amount of EUR 20,354,505.

“Options” has the meaning as set out in Recital (D).

“Paid Claims Costs” means all claims payments (principal amount as well as external loss adjustment expenses) minus actual collected salvage and subrogation recoveries for claims included in the Claims Run-off Book (whereby, for the avoidance of doubt, any forecast salvage and subrogation recoveries shall not be taken into account).

“Parties” means the Sellers and the Purchaser (each of them being referred to individually as a “Party”).

"Permit" means all permits, licenses, consents, approvals, certificates, registrations, declarations of conformity and other authorizations required under any Law and/or granted by any Governmental Authority for the operation of the business of the Group Companies, the ownership, possession, occupation or use of any asset of a Group Company or the execution and performance of obligations under this Agreement.

“Permitted Leakage” means the payment of management fees to the Sellers in accordance with (i) the oral management agreement between SIPEF and BDM (in line with past practice) and the management agreement entered into between AvH and BDM on 30 May 2000 up to a maximum aggregate amount not exceeding EUR 90,000 (including VAT); (ii) the management agreement entered into between Jozef Gielen and ASCO on 1 December 2008; and (iii) the management agreement entered into between Kapimar and BDM on 1 December 2008.

“Purchase Price” means the aggregate price for the Shares as defined in Clause 3.1.

“Purchaser’s Closing Obligations” means the obligations to be fulfilled by the Purchaser on the Closing Date, as set out in Clause 5.3.

“Purchaser’s Representations” means the representations made by the Purchaser to the Sellers pursuant to Schedule 9.

“Seasoning Period” means the period between the Closing Date and 31 December 2019.

“Sellers’ Closing Obligations” means the obligations to be fulfilled by the Sellers on the Closing Date, as set out in Clause 5.2.

“Sellers’ Disagreement Notice” has the meaning as set out in Clause 3.4.4.

“Sellers’ Representations” means the representations made by the Sellers to the Purchaser pursuant to Schedule 8.

“Semesterly Statement” has the meaning given to it in Clause 3.4.2(i).

“Shares” means the ASCO Shares and the BDM Shares.

"Special Indemnification Obligation" has the meaning given to it in Clause 11.2.1.

“Supervisory Authorities” has the meaning ascribed to it in Recital (C).

“Taxes” means all taxes, duties, levies, imposts and social security charges, however denominated, including any interest, penalties, surcharges, fines, additions to tax or additional taxes that may become payable in respect thereof, whether national, federal, local, domestic or foreign, whether direct or indirect, which taxes shall include, without limiting the generality of the foregoing, all income taxes, registration taxes and stamp duties, capital tax and other transaction taxes, transfer tax, social security contributions and withholding tax in respect of employees and directors, (municipal and other) real estate and personal property taxes, other municipal taxes and duties, VAT, “parafiscal” charges, customs and excise duties, withholding taxes (including wage withholding taxes), insurance premium tax, environmental taxes and duties, local taxes and any other type of taxes or duties whether imposed as a primary or secondary Tax liability in the context of any possible joint or several liability in any relevant jurisdiction.

“Third Party Claim” has the meaning set out in Clause 13.6.

“Third Party Right” means any mortgage, charge, pledge, lien, right of usufruct “vruchtgebruik” / “usufruit”), depository receipt, option, restriction, seizure, assignment, hypothecation, right of first refusal, right of pre-emption, easement, lease, third party right or interest, other encumbrance or security interest of any kind or any other type of preferential arrangement (including, without limitation, any title transfer and retention arrangement) having the effect of the creation of any security or any other third party rights of any kind, or any agreement, mandate or arrangement to create any of the same.

“Transaction” has the meaning ascribed to it in Recital (F).

“Yearly Statement” has the meaning given to it in Clause 3.4.2(ii).

1.1.2

Whenever a Sellers’ Representation is made “to the Sellers’ knowledge” or is qualified by any similar expression, it is agreed that such a Sellers’ Representation is made by the Sellers only on the basis of the facts of which (i) their representatives within the board of directors of BDM or ASCO (including, for the avoidance of any doubt, Jozef Gielen), or (ii) any of Bart Dewulf and Sofie Lins, have actual knowledge at the date of this Agreement or should reasonably have had knowledge at the date of this Agreement after having made due and careful inquiry.

1.2	Interpretation
1.2.1	The titles and headings included in this Agreement are for convenience only and shall not be taken into account in the interpretation of the provisions of this Agreement.
1.2.2	The Whereas-clauses and Schedules to this Agreement form an integral part hereof and any reference to this Agreement includes the Whereas-clauses, the Schedules and vice versa.
1.2.3

When using the expressions “shall use its best efforts” or “shall use its best endeavours” (or any similar expression or any derivation thereof) in this Agreement, the Parties intend to refer to the Belgian legal concept of “middelenverbintenis” / “obligation de moyen”.

1.2.4

When using the words “shall cause” or “shall procure that” (or any similar expression or any derivation thereof), the Parties intend to refer to the Belgian legal concept of “sterkmaking” / “porte-fort”.

1.2.5

The words “herein”, “hereof”, “hereunder”, “hereby”, “hereto”, “herewith” and words of similar import shall refer to this Agreement as a whole and not to any particular Clause, paragraph or other subdivision.

1.2.6	The words "include", "includes", “including" and all forms and derivations thereof shall mean including but not limited to.
1.2.7	All terms defined in this Agreement shall have the same meaning regardless of whether they are used in the singular or plural number.
1.2.8

The original version of this Agreement has been drafted in English. Should this Agreement be translated into French, Dutch or any other language, the English version shall prevail among the Parties to the fullest extent permitted by Belgian law, provided, however, that whenever French and/or Dutch translations of certain words or expressions are contained in the original English version of this Agreement, such translations shall be conclusive in determining the Belgian legal concept(s) to which the Parties intended to refer.

1.2.9

All periods of time set out in this Agreement shall be calculated from midnight to midnight. They shall start on the day following the day on which the event triggering the relevant period of time has occurred. The expiration date shall be included in the period of time. If the expiration date is a Saturday, a Sunday or a bank holiday in Belgium, the expiration date shall be postponed until the next Business Day. Unless otherwise provided herein, all periods of time shall be calculated in calendar days. All periods of time consisting of a number of months (or years) shall be calculated from the day in the month (or year) when the triggering event has occurred until the eve of the same day in the following month(s) (or year(s)) (“van de zoveelste tot de dag vóór de zoveelste” / “de quantième à veille de quantième”).

1.2.10	Unless otherwise provided herein, all references to a fixed time of a day shall mean Brussels time.
1.2.11	The rule of interpretation set forth in article 1602, second sentence of the Belgian Civil Code is explicitly excluded for the interpretation of the provisions of this Agreement.
1.2.12

In the event a Sellers' Representation is qualified by any reference to “material” (or similar expression), the term “material” will be understood in its usual ordinary meaning (i.e. also possibly including matters giving rise to a Loss of less than EUR 100,000), it being understood that (i) a matter giving rise to a Loss (for which an indemnification by the Sellers can be claimed by the Purchaser under this Agreement) of at least EUR 100,000 will in all cases be considered as material and (ii) the “minimum claim” threshold set forth in Article 12.2 of this Agreement will be deemed to be met (and, if applicable, the relevant Sellers' Representation will be deemed to be breached), whether or not the relevant Sellers' Representation is qualified by the use of the term “material”, when a matter gives rise to a Loss (for which an indemnification by the Sellers can be claimed by the Purchaser under this Agreement) of at least EUR 100,000.

2	Sale and Purchase of the Shares
2.1	The Shares
2.1.1

Subject to the terms and conditions of this Agreement (including in particular the conditions precedent set out in Clause 4), the Sellers hereby sell the Shares to the Purchaser and the Purchaser hereby purchases all of these Shares from the Sellers, as follows:

(i)	AvH sells 9,603 shares (49.5%) in ASCO, SIPEF sells 9,603 shares (49.5%) in ASCO and Jozef Gielen sells 194 shares (1.00%) in ASCO (together the “ASCO Shares”); and

(ii)	AvH sells 1,485 shares (49.5%) in BDM, SIPEF sells 1,485 shares (49.5%) in BDM and Kapimar sells 30 shares (1.00%) in BDM (together the “BDM Shares”).
2.1.2	The ownership of the Shares shall be transferred to the Purchaser on the Closing Date against payment of the Purchase Price in accordance with Clause 3.2.
2.1.3	On the Closing Date, the Purchaser shall acquire the Shares free and clear of all Third Party Rights.
2.1.4	The sale contemplated hereunder is indivisible and shall be valid only if it applies to all of the Shares. No partial enforcement of this Agreement shall be allowed.
2.2	Right attaching to the Shares – Dividends

The Shares shall be sold together with all rights attaching thereto, including the right to the full amount of all dividends which might be allocated to the Shares in respect of the current financial year (which started on 1 January 2017).

2.3	Pre-emption Rights

Each of the Sellers hereby waives irrevocably any and all restrictions on transfer (including any rights of pre-emption) over the Shares conferred by the Articles of Association of the Companies, to the extent applicable, any agreement, or otherwise.

3	Purchase Price
3.1	Aggregate Amount

The aggregate amount of the purchase price for the Shares shall be EUR 35,000,000 (the “Purchase Price”), of which EUR 31,889,088 shall be the purchase price for the ASCO Shares and EUR 3,110,912 shall be the purchase price for the BDM Shares.

3.2	Payment of the Purchase Price

Subject to the conditions precedent set out in Clause 4, the Purchaser shall pay the Purchase Price to the Sellers on the Closing Date by wire transfer (value date the Closing Date) to the accounts designated by the Sellers and in the proportions set out in Clause 2.1.1.

3.3	No Leakage
3.3.1

Each Seller warrants to and covenants with the Purchaser that there has not been any Leakage between 31 December 2016 and the date of this Agreement and there will not be any Leakage between the date of this Agreement and the Closing Date.

3.3.2

Without prejudice to Clause 3.3.4, the Sellers shall notify the Purchaser by means of the Leakage Notice if they are or become aware of any matter or circumstance which constitutes or could reasonably constitute a breach of Clause 3.3.1.

3.3.3

If a breach of any of the undertakings set out in Clause 3.3.1 is established prior to or on Closing, whether or not included in the Leakage Notice, a sum equal to the amount of such Leakage (less any actual Tax saving for any of the Group Companies related to such Leakage) will be deducted (on a euro-for-euro basis) from the Purchase Price. The Sellers undertake towards the Purchaser that, if a breach of any of the undertakings set out in Clause 3.3 is established by the Purchaser after Closing, the Sellers shall pay or procure payment in cash to the Purchaser on demand a sum equal to the amount of such Leakage on a euro per euro basis (but less any actual Tax saving for any of the Group Companies related to such Leakage).
3.3.4	The liability of the Sellers pursuant to this Clause 3.3 shall terminate on the date falling eighteen (18) months after Closing.
3.3.5	For the avoidance of doubt, none of the limitations set forth in Clause 12 will apply to claims under Clause 3.3.3.
3.3.6	Any amount paid by a Seller to the Purchaser under this Clause 3.3 shall constitute a reduction of the Purchase Price.
3.4	Net Incurred Amount
3.4.1

If the Final Net Incurred Amount is higher than the Net Incurred Threshold Amount, the Sellers will pay to the Purchaser an amount equal to the difference. The maximum amount to be paid to the Purchaser on the basis of this Clause 3.4 is EUR 5,000,000.

3.4.2	During the Seasoning Period:
(i)

the Purchaser shall procure that ASCO draws up a separate reporting on the Claims Run-off Book including the Net Incurred Amount for each semester ending on any 30 June during the Seasoning Period (each a “Semesterly Statement”) and delivers such Semesterly Statement to the Sellers at the latest on 31 July thereafter. The Semesterly Statement will include a detailed overview of all gross and net Paid Claims Costs (i.e. before and after reinsurance) as well as the gross and net reserves, including case reserves, IBNR, IBNER and the Equalization Reserve in respect of the claims included in the Claims Run-off Book. Each Semesterly Statement shall provide a description of and comment on all case deteriorations in excess of EUR 75,000 (on a net level);

(ii)

the Purchaser shall procure that ASCO draws up a separate reporting on the Claims Run-off Book including the Net Incurred Amount as per 31 December 2018 and 31 December 2019 (each a “Yearly Statement”) and delivers such Yearly Statement to the Sellers within 90 days. The Purchaser shall use all commercially reasonable endeavours to procure the delivery of an expert opinion by ASCO’s auditor on such Yearly Statement as soon as practically possible after delivery. In the event that ASCO’s auditor is not willing or able under its internal guidance to issue such expert opinion, the parties shall work together to produce documentation that shall reasonably support the Yearly Statement. The Yearly Statement will include a detailed overview of gross and net Paid Claims Costs (i.e. before and after reinsurance) as well as the gross and net reserves (which, for the Yearly Statement as at 31 December 2018 only, shall include IBNR, IBNER and Equalization Reserve amounts) in respect of the claims included in the Claims Run-off Book and, if available, the expert opinion issued by ASCO’s auditor (and supporting documents). ASCO shall provide a description and comment on all case deteriorations in excess of EUR 75,000 (on a net level) as shown in a Yearly Statement;

(iii)

the Purchaser will reasonably endeavour that ASCO keeps in place the same reinsurance policies for claims included in the Claims Run-off Book, provided that if such reinsurance policies are terminated, the Yearly Statement shall reflect (and the calculation of the Net Incurred Amount and the Final Net Incurred Amount shall only take into account) the lesser of (i) the Net Incurred Amount calculated on the same basis as if such reinsurance policies were still in place and (ii) the Net Incurred Amount calculated as actually incurred by ASCO, taking into account any replacement reinsurance policies actually in place;

(iv)

the Purchaser will procure that the claims handling in respect of the claims included in the Claims Run-off Book will continue to be handled by the claims team within ASCO (with support by Purchaser’s own claims team as advisable) and that the claims handling is done (i) with at least the same level of diligence as the diligence applied for claims not included in the Claims Run-off Book and (ii) reasonably in line with past practice;

(v)

the Purchaser will provide notice to the Sellers of any developments, including large or attritional claim patterns or court judgements, which are likely to have a material adverse effect on the Net Incurred Amount; and

(vi)

the Purchaser shall procure that ASCO allows the Sellers and their advisers, upon reasonable advance notice, at the expense of the Sellers to examine and copy all such contracts, books and records, and other documents and data relating to the events, matters or circumstances referred to in the Semesterly Statements or the Yearly Statements, as the Sellers and their advisers may reasonably request, subject to (x) the Sellers agreeing to keep all such information and documents confidential, (y) to use them only for the purpose of determining the (Final) Net Incurred Amount, and (z) the Sellers not interfering with ASCO’s business.

3.4.3

The Sellers shall within 45 Business Days after delivery of each Yearly Statement (other than the Yearly Statement as per 31 December 2019) be entitled to propose to the Purchaser in writing such adjustments as shall in the Sellers’ judgement be required to draw up said statements in accordance with this Agreement. The Purchaser shall enter into good faith discussions with the Sellers about the adjustments proposed by them. If no agreement can be reached on the adjustments proposed by the Sellers, the Sellers may submit the proposed adjustments to the Independent Expert who shall be appointed and instructed by the Parties in accordance with Schedule 3.4.5 and finally settle the items in dispute. Any disputes so settled shall be binding for the determination of the Final Net Incurred Amount.

3.4.4

Within 90 days of the end of the Seasoning Period, the Purchaser will provide the Sellers with the Final Net Incurred Amount Statement. The Final Net Incurred Amount Statement shall be final, conclusive and binding on the Parties, unless the Sellers notify the Purchaser within 45 Business Days after receipt thereof that they dispute the Final Net Incurred Amount Statement, specifying the items of the Final Net Incurred Amount Statement they dispute and the basis for such dispute, including the changes they believe in good faith should be made to the Final Net Incurred Amount Statement and a detailed justification of the basis of such changes (the “Sellers’ Disagreement Notice”).

3.4.5

Following receipt of the Sellers' Disagreement Notice in accordance with Clause 3.4.3, the Parties shall, in good faith, attempt to reach a settlement on all disputed items within 20 (twenty) Business Days after such notification, failing which the items still in dispute (and only such items) shall be resolved, and the Final Net Incurred Amount shall be finally determined for the purposes of this Clause 3.4, by an independent actuarial expert (the “Independent

Expert”) who shall be appointed and instructed by the Parties in accordance with Schedule 3.4.5.
3.4.6

The Purchaser shall procure that the Sellers and, if appointed, the Independent Expert, be granted, upon reasonable advance notice and during normal business hours, reasonable access to the relevant books and records, premises and relevant personnel of ASCO and any other information in relation to ASCO which may reasonably be required to enable them to agree on or determine the Final Net Incurred Amount in accordance with this Clause 3.4, without interfering with ASCO’s business and at their own expense, and the Sellers and the Independent Expert shall be entitled to make such copies as they may reasonably require in connection therewith (subject to applicable confidentiality restrictions).

3.4.7

Within 5 (five) Business Days after the Final Net Incurred Amount having been finally agreed or determined in accordance with Clause 3.4.5 the Sellers shall reimburse to the Purchaser the amount due pursuant to Clause 3.4.1 (if any), by wire transfer of immediately available funds to the account designated by the Purchaser.

3.4.8

Any amount paid by a Seller to the Purchaser under this Clause 3.4.7 shall constitute a reduction of the Purchase Price. For the avoidance of doubt, this Clause shall not affect any of the thresholds in Clause 12 or in any other way limit the amount that the Purchaser may claim under this Agreement, it being understood that if a loss is indemnified in accordance with this Clause 3.4 the Purchaser can no longer be indemnified for the same loss pursuant to any other provision of this Agreement.

4	Conditions Precedent
4.1	General Principle

The obligations of the Purchaser to purchase the Shares from the Sellers and to pay the Purchase Price as set out in Clauses 2 and 3, and the obligation of the Sellers to sell the Shares to the Purchaser as set out in Clause 2 are subject to the satisfaction of the following conditions precedent on or prior to the Closing Date, whereby the conditions set out in Clauses 4.1.1, 4.1.2, 4.1.6 and 4.1.7 are for the joint benefit of the Sellers and the Purchaser and the conditions set out in Clauses 4.1.3, 4.1.4, 4.1.5, 4.1.8 and 4.1.9 are for the sole benefit of the Purchaser:

NBB

4.1.1	With respect to the approval of the transfer of ASCO Shares to the Purchaser by the NBB, either:
(i)

the Purchaser has received written notice from the NBB confirming that it has no objection to such transfer in accordance with Article 66 of the law of 13 March 2016 on the statute and supervision of insurance and reinsurance companies, as may be amended from time to time (“wet van 13 maart 2016 op het statuut van en het toezicht op de verzekerings- en herverzekeringsondernemingen” / “loi du 13 mars 2016 relative au statut et au contrôle des entreprises d’assurance ou de reassurance”) (the “Belgian Insurance Supervision Act”)”; or

(ii)	the NBB has not taken any decision within the term included in Article 66 of the Belgian Insurance Supervision Act and has as such implicitly approved the transfer of the ASCO Shares to the Purchaser.

4.1.2

With respect to the approval of the changes in management by the NBB: in accordance with section 81 of the Belgian Insurance Supervision Act, ASCO, together with the Purchaser, has notified the NBB of the contemplated resignations and appointments of ASCO’s directors, in accordance with the terms of this Agreement and no objection from the NBB has been received by ASCO or the Purchaser on or prior the Closing Date.

4.1.3

With respect to the notification by the Sellers to the NBB of the transfer of ASCO Shares, in accordance with section 68 of the Belgian Insurance Supervision Act: (i) AvH and SIPEF have timely informed the NBB of the contemplated exercise of the ASCO Options by Mr Jozef Gielen (and a copy of this notification has been provided to the Purchaser) as a result of which exercise AvH and SIPEF will no longer hold each 50% of the ASCO Shares, and Mr Jozef Gielen will acquire 194 shares in ASCO, and (ii) each of the Sellers has timely informed the NBB of its intention, subsequent to the exercise of the ASCO Options, to transfer its Shares in Asco to the Purchaser, as a result of which transfer the Sellers will no longer hold any direct or indirect participation in Asco (and a copy of this notification has been provided to the Purchaser).

4.1.4

With respect to the notification by Asco to the NBB, in accordance with section 71 of the Belgian Insurance Supervision Act: ASCO has timely informed the NBB of the contemplated transfer of ASCO Shares (and a copy of this notification has been provided to the Purchaser).

FSMA

4.1.5

With respect to the notification by BDM to the FSMA, in accordance with section 269 of the law of 4 April 2004 on insurances, as may be amended from time to time (”wet betreffende de verzekeringen” / “loi relative aux assurances”) (the “Belgian Insurance Act”: (i) BDM has timely informed the FSMA of the contemplated transfer of BDM Shares (and a copy of this notification has been provided to the Purchaser) and no objection from the FSMA has been received by BDM on or prior to the Closing Date, and (ii) each of the Sellers has timely informed FSMA of its intention, subsequent to the exercise of the BDM Options, to transfer its Shares in BDM to the Purchaser, as a result of which transfer the Sellers will no longer hold any direct or indirect participation in BDM (and a copy of this notification has been provided to the Purchaser).

CAA

4.1.6	With respect to the approval of the indirect transfer of Canal Re Shares to the Purchaser by the CAA, either:
(i)

the Purchaser has received written notice from the CAA confirming that it has no objection to such indirect transfer in accordance with section 88 of the act of 7 December 2015 regarding the insurance sector (“loi du 7 décembre 2015 sur le secteur des assurances”) (the “Luxembourg Insurance Supervision Act”); or

(ii)	the statutory “no objection period” set out in section 88, (5), of the Luxembourg Insurance Supervision Act, has lapsed.
4.1.7

With respect to the approval of the changes in management by CAA: in accordance with section 91 of the Luxembourg Insurance Supervision Act: the Purchaser has notified the CAA of the contemplated resignations and appointments of Canal Re’s directors, in accordance with the terms of this Agreement and no objection from the CAA will have been received by Canal Re or the Purchaser on or prior the Closing Date.

4.1.8

With respect to the notification by the Sellers to the CAA, in accordance with section 91 of the Luxembourg Insurance Supervision Act: each of the Sellers has timely informed the CAA of its intention to transfer the ASCO Shares to the Purchaser, as a result of which transfer the Sellers will no longer hold any direct or indirect participation in Canal Re (and a copy of this notification has been provided to the Purchaser).

4.1.9

With respect to the notification by Canal Re to the CAA, in accordance with section 91 of the Luxembourg Insurance Supervision Act: Canal Re will have timely informed the CAA of the contemplated transfer by the Sellers of ASCO Shares (and a copy of this notification has been provided to the Purchaser).

4.2	Satisfaction of the Conditions Precedent
4.2.1	With respect to the due satisfaction of the conditions precedent set out in Clause 4.1:
(i)	each Party undertakes to make all necessary filings to the Supervisory Authorities to obtain the required approval of the Transaction as soon as practicable after the date of this Agreement;
(ii)	each Party undertakes to make all necessary notifications to the Supervisory Authorities as soon as practicable after the date of this Agreement; and
(iii)

the Purchaser shall propose to the Supervisory Authorities a governance structure (including members of the executive committee, internal control and compliance functions and other executive positions) for ASCO, BDM and Canal Re that is reasonably in line with the Belgian Insurance Supervision Act, the Belgian Insurance Act and the Luxembourg Insurance Supervision Act respectively and the relevant Supervisory Authorities’ guidelines on the matter.

4.2.2

The Purchaser shall keep separate the filing to be made pursuant to Clauses 4.1.1 and 4.1.6 from any filing it deems appropriate for any other purpose (including the regulatory approval required for any expansion of the business of any Group Company after Closing) (an “Additional Filing”) and procure that the relevant Supervisory Authorities assess such Additional Filing separately, provided that the Purchaser shall not be constrained from discussing such Additional Filings or the intent of such Additional Filings with the Supervisory Authorities in the context of working to procure the required approval of the Transaction. Clause 4.2.4 shall also apply to any Additional Filing;

4.2.3

The Purchaser shall use its best efforts to (A) obtain the approval from the NBB and the CAA in relation to the transfer of the ASCO Shares to the Purchaser and (B) to demonstrate to the FSMA that the Purchaser is fit to acquire the BDM Shares, provided that nothing in this Agreement (other than as provided for in Clause 4.2.1(iii)) shall require the Purchaser or any of its Affiliated Companies to agree to or offer any conditions, obligations, undertakings and/or modifications as the relevant Supervisory Authority may request in order to obtain the approval or, as the case may be, non-objection.

4.2.4

For the purposes of the satisfaction of the conditions precedent set out in Clause 4.1, the Purchaser shall keep the Sellers informed about any material progress made in relation to any notification to or filing with the Supervisory Authorities and shall, upon becoming aware thereof, promptly notify the Sellers of any approval obtained from or, as the case may be, material objection made by any of the supervisory Authorities in relation to the Transaction.

4.2.5

Without prejudice to the other undertakings set out in this Clause 4.2, each Party will (and the Sellers procure that each of the Group Companies will) cooperate in good faith with the other Parties in order to assist in (where reasonably required and to the extent where such assistance is reasonably necessary to achieve the purpose of) securing the satisfaction of the conditions precedent.

4.3	Non-Satisfaction and Waiver
4.3.1

The conditions precedent set out in Clauses 4.1.1 and 4.1.6. cannot be waived by the Parties. The conditions precedent set out in Clauses 4.1.2 and 4.1.7 can only be jointly waived by the Purchaser and the Sellers. The conditions precedent set out in Clauses 4.1.3 to 4.1.5, 4.1.8, and 4.1.9 can only be waived by the Purchaser.

4.3.2

If the conditions precedent set out in Clauses 4.1.1 and 4.1.6 are not satisfied on 31 May 2018 (the “Long Stop Date”) or if a Supervisory Authority has taken action or given an indication that the conditions precedent set out in Clauses 4.1.1 and 4.1.6 will not be satisfied, each Party may serve notice on the other Party terminating this Agreement.

4.3.3

The provisions of Clause 16.2 shall apply in case of termination of this Agreement pursuant to this Clause 4.3. The ceasing of certain provisions of this Agreement to have effect shall not affect any accrued rights or liabilities of any party in respect of damages for non-performance of any obligation under this Agreement falling due for performance prior to such ceasing.

4.4	No Implied Waiver of the Purchaser's Rights and Remedies

The Purchaser's rights and remedies under this Agreement (including but not limited to the right to bring a Claim against the Sellers under Clause 13) shall not be affected by:

(i)	the waiver by the Purchaser of any condition precedent; or
(ii)	the confirmation by the Purchaser that all of the conditions precedent set out in Clause 4.1 have been satisfied (or waived by the Purchaser).
4.5	No Retroactive Effect

Notwithstanding section 1179 of the Civil Code, the fulfilment of the Conditions shall have no retroactive effect.

5	Closing
5.1	Date and Place

The transfer of ownership of the Shares to the Purchaser (the “Closing”) shall take place at the offices of Argo BCVBA at Posthofbrug 12, 2600 Berchem, Belgium, seven (7) Business Days following the satisfaction of the conditions precedent set out in Clauses 4.1.1 and 4.1.6 and subject to all other conditions being satisfied or waived by the relevant beneficiary of such conditions at such date, or at such other place or on such other date as may be agreed between the Parties (the “Closing Date”).

5.2	Sellers’ Closing Obligations

On the Closing Date, the Sellers shall do all of the following (the “Sellers’ Closing Obligations”):

5.2.1

the Sellers or a duly authorised attorney-in-fact of the Sellers shall record the transfer of the Shares owned by the Sellers to the Purchaser in the share register of the Companies and shall sign the share register to that effect;

5.2.2	the Sellers shall deliver to the Purchaser:
(i)	a receipt for the Purchase Price in the form attached as Schedule 5.2.2(i);
(ii)

the letters of resignation of all directors of the Group Companies, unless otherwise notified by the Purchaser at the latest ten (10) Business Days prior to Closing but it being understood that the representatives of AvH and SIPEF within the board of directors of BDM and ASCO will in any case resign on the Closing Date;

(iii)	the share register of BDM and ASCO;
(iv)

evidence of termination of all existing management agreements between the Group Companies and AvH and SIPEF effective as from 31 December 2017 (end of day) (without any further liability or compensation being due by the Group Companies);

(v)	the Leakage Notice (if any); and
(vi)

a letter from Bank Delen for the Group Companies confirming the waiver of any transaction fees and costs applicable in the event any of the Group Companies would terminate their respective investments made in any funds controlled by Bank Delen following Closing.

5.3	Purchaser’s Closing Obligations

On the Closing Date, the Purchaser shall do all of the following (the “Purchaser’s Closing Obligations”):

5.3.1	the Purchaser shall pay the Purchase Price to the Sellers, in accordance with Clause 3.2;
5.3.2	the Purchaser or a duly authorised attorney-in-fact of the Purchaser shall sign the share register of the Companies to accept transfer of the Shares from the Sellers; and
5.3.3

the Purchaser shall hold an extraordinary shareholders’ meeting of the Group Companies with the agenda set out below, and shall adopt the resolutions approving each item on such agenda (or, as the case may be, shall adopt written shareholders' resolutions on the following items):

(i)	resignation of the directors referred to in Clause 5.2.2(ii) ;
(ii)

release of liability to be granted - to the extent permitted by law - to the resigning directors referred to in Clause 5.2.2(ii) for the exercise of their mandate during the accounting year of the Group Companies started on January 1, 2017 and for the period until Closing during the accounting year of the Group Companies started on January 1, 2018;

(iii)	appointment of new directors proposed by the Purchaser.

5.4	Effectiveness of the Closing Obligations
5.4.1	The effectiveness of each of the Sellers’ Closing Obligations is conditional upon the fulfilment of all of the Purchaser’s Closing Obligations and vice versa.
5.4.2

If any of the Closing Obligations does not take place or is not validly waived by the beneficiary (i.e. by the Purchaser in case of the Sellers’ Closing Obligations or by the Sellers in case of the Purchaser’s Closing Obligations) on the Closing Date, then (i) all other Closing Obligations that have already taken place shall be deemed null and void and (ii) the non-defaulting Party shall have the right to:

(i)	not effect Closing and terminate this Agreement;
(ii)	effect the Closing so far as practicable having regard to the defaults which have occurred, which shall include the right to request specific performance of this Agreement; or
(iii)	fix a new date for the Closing but provided that such deferral may only occur once.
5.4.3

The provisions of Clause 16.2 shall apply in case of termination of this Agreement pursuant to this Clause 5.4. The ceasing of certain provisions of this Agreement to have effect shall not affect any accrued rights or liabilities of any Party in respect of Losses resulting from non-performance of any obligation under this Agreement falling due for performance prior to such ceasing.

6	Change of Control Clauses
6.1.1

With respect to the reinsurance agreements with ASCO and pool agreements with BDM that contain a “change of control” provision which could be triggered by the consummation of the Transaction, the Sellers shall, or shall procure that the Group Companies, collaborate fully and in all transparency with the Purchaser as from the date of this Agreement to (x) inform each relevant counterparty before the Closing Date and (y) to advise such counterparties to maintain their relationship with the Group Companies.

6.1.2	If any party under the agreements mentioned in Clause 6.1.1, would indicate that it will terminate its agreement with ASCO or BDM, the Sellers shall promptly inform the Purchaser.
7	Undertakings of the Sellers prior to the Closing Date
7.1	Collaboration
7.1.1

Between the date of this Agreement and the Closing Date, the Sellers shall collaborate fully with the Purchaser and shall use their best efforts to cause the Group Companies’ management to collaborate fully and in good faith with the Purchaser in order to prepare and facilitate the Transaction.

7.1.2

Notwithstanding any other provisions of this Agreement, the Sellers agree that as from the date of this Agreement the Purchaser shall be entitled to approach and agree with certain members of Key Management with respect to their continued employment with or, as the case may be, delivery of services to, any of the Group Companies following Closing.

7.2	Restrictions on the Group Companies

Between the date of this Agreement and the Closing Date, and without prejudice to the Sellers’ undertakings under Clauses 3.3, 7.3 and 7.4, the Sellers agree and undertake not to approve any resolution in a general meeting having any of the following purposes, or, as the case may be, not to do any of the following, without the Purchaser’s prior written consent:

7.2.1

increase or decrease the share capital of any of the Group Companies, issue or redeem any equity or debt securities, grant any Third Party Right on any share or other securities of the Group Companies, or otherwise modify any of the rights attached to the Shares;

7.2.2	make any amendment to the articles of association or other constitutional documents of any of the Group Companies;
7.2.3

approve the contribution or the transfer by any of the Group Companies of their respective businesses as a whole (“algemeenheid” / “universalité”) or any branch, division or other portion thereof (“bedrijfstak” / “branche d’activité”); or

7.2.4	wind-up, merge or de-merge any of the Group Companies.
7.3	Conduct of Business – General Principles

Between the date of this Agreement and the Closing Date and without prejudice to the Sellers’ undertakings under Clauses 3.3, 7.2 and 7.4, the Sellers shall, and shall cause the Group Companies (in each case be it as shareholder or acting through their board of directors, or as the case may be, the person in charge of (daily) management of the relevant Group Company or any attorney-in-fact of the Group Company) to:

7.3.1	conduct the Group Companies’ business in the ordinary course (except as contemplated in this Agreement) and in accordance with all applicable Laws and consistent with past practice;
7.3.2	preserve intact their business organisation as a going concern and take all reasonable measures to protect and maintain their assets comprising the business of the Group Companies as a going concern;
7.3.3	keep available the services of its management and employees and conduct all employee performance reviews, and determine salary, bonus or other compensation increases in accordance with past practice;
7.3.4

promptly notify the Purchaser of any new claims, reserve movements or cash settlement in excess of two hundred and fifty thousand euro (EUR 250,000) before the application of reinsurance at the level of ASCO;

7.3.5	maintain claims handling guidelines or procedures in the ordinary course of business in accordance with past practice; and
7.3.6	make commercially reasonable best efforts to maintain satisfactory relationships with its customers, suppliers, brokers, agents and other persons having a business relationship with them
7.4	Conduct of Business – Specific obligations between the date of this Agreement and the Closing Date

Between the date of this Agreement and the Closing Date and without prejudice to the Sellers’ undertakings under Clauses 3.3, 7.2 and 7.3, the Sellers shall, and shall cause Group Companies (in each case be it as shareholder or acting through their board of directors, or as the case may be, the person in charge of (daily) management of the relevant Group Company or any attorney-in-fact of the Group Company) not to do any of the following without the Purchaser’s prior written consent (which will not be unreasonably withheld, refused or delayed) except where such measure or decision is required by applicable law, regulation or court ruling (in which case, to the fullest extent as permitted by applicable Law, regulation or court ruling, the Sellers shall, and shall cause the Group Companies, to inform the Purchaser of such measure or decision and consult with the Purchaser whether and, if so, how the relevant measure or decision should be complied with):

7.4.1	relocate its registered office or make any other amendment to the articles of association of a Group Company;
7.4.2	enter into any new lines of business, sell or otherwise dispose of any line of business, or significantly change or terminate any of the Group Companies’ existing (sub-)lines of business;
7.4.3	amend, restate, modify or supplement any of the Group Companies’ underwriting guidelines or claims handling guidelines or procedures in force as of the date hereof;
7.4.4	change the reserving or pricing methodology;
7.4.5

make any change to the Group Companies’ existing underwriting, pricing, actuarial, Tax, or agency principles, practices, methods or policies (including but not limited to any reserving methods, methods of calculating and bad debt, contingency insurance or other reserve for financial reporting purposes or for any other accounting or Tax purposes);

7.4.6	make any change to its valuation rules or existing accounting principles, policies hedging principles, practices, methods or policies, or the accounting reference period;
7.4.7	amend, restate or modify the existing investment guidelines;
7.4.8	incur or agree to incur any capital expenditures in excess of one hundred thousand euro (EUR 100,000);
7.4.9	contract new bank financing;
7.4.10

authorize or incur, waive or release any existing indebtedness with a bank or financial institution, make any drawing under any credit facility, or agree to become subject to any obligation or liability;

7.4.11	grant or receive any loan or advance to or from any third party, or enter into any similar transaction;
7.4.12

give any guarantee (whether as “caution” / “borgtocht”, “aval” or otherwise), indemnity or other agreement to secure any liability of any third party (other than as an insurer in the ordinary course of its insurance activities and consistent with past practice);

7.4.13

acquire or dispose (in any manner whatsoever) any business division (“branche d’activité” / “bedrijfstak”), or enter into a voluntary liquidation, winding up or dissolution, bankruptcy proceedings or other similar proceeding or enter into any judicial reorganisation (“réorganisation judiciaire” / “gerechtelijke reorganisatie”), or any similar concepts in any Group Company’s jurisdiction;

7.4.14

create any overall pledge on its assets (“gage sur fonds de commerce” / “pand op de handelszaak”) or create any Third Party Right over any of their assets securing a liability, except as permitted under Clause 7.4.12;

7.4.15	create any other security interest on any of its assets (other than as an insurer in the ordinary course of its insurance activities and consistent with past practice);
7.4.16	enter into any new or amend any existing employment contracts or consulting contracts other than contracts with an annual cost to the group Companies below seventy-five thousand euro (EUR 75,000);
7.4.17	dismiss any member of the Key Management, or any “underwriter” or, in aggregate, dismiss five or more of the Group Companies’ employees (other than Key Management or “underwriters”) on an FTE-basis;
7.4.18	discontinue or amend the employee pension schemes, save as required by Law;
7.4.19

other than in the framework of the “claims handling activities” of the Group Companies, institute any civil, criminal, litigation, arbitration or other proceedings, or settle, or otherwise take any action to release, discharge or reduce any rights of the Group Companies in respect of any litigation in excess of one hundred thousand euro (EUR 100,000), or waive any right in relation to material litigation or material arbitration proceedings, in each case in which any of the Group Companies is a claimant or defendant;

7.4.20	cancel any waiver of any debts or claims of material value of any of the Group Companies or waive any right material to the operation of the business of any of the Group Companies;
7.4.21

acquire or agree to acquire, sell or otherwise dispose of any asset in excess of one hundred thousand euro (EUR 100,000), except in the normal management of the investment portfolio consistent with past practice;

7.4.22

provide any guarantee or other Third Party Right, or enter into any agreement other than in connection with the ordinary course collateralisation of the Group Companies’ insurance or reinsurance policies, consistent with past practices;

7.4.23

acquire or agree to acquire any shares or other securities issued by any company or other legal entity other than in ordinary course of the investment of the Group Companies’ reserves consistent with past practice;

7.4.24	sell or otherwise dispose of all or any part of the shares any of the Companies owns in any other Group Company;
7.4.25

save for normal wage indexations and any bonuses accrued for in an aggregate budget which is consistent with the budget for the bonuses relating to the fiscal year 2016 and awarded after consultation with the Purchaser, grant any increase of remuneration of any nature whatsoever (including fringe benefits or entitlements to group life assurances or pension funds) or fees (of any nature whatsoever) to any of its employees or self-employed consultants in excess of what is provided for in their employment or service agreement, any applicable collective bargaining agreement (copies of which are included in the Data Room and in effect on the date of this Agreement) or by Law;

7.4.26	change or make any Tax elections, file any amended Tax returns or settle or compromise any Tax liability other than in the ordinary course of business;
7.4.27

ensure that the Group Companies do not enter into, terminate, amend or vary any Material Agreement, and do not waive any material rights thereunder, except within the boundaries determined by the boards of directors of the Group Companies as described in section 9.1 of the Disclosure Letter;

7.4.28	enter into any agreement or commitment to do any of the above;

it being specified that, for the purpose of securing the prior consent of the Purchaser under this Clause 7.4, Emily Miner (eminer@navg.com) and Deepa Nayini (dnayini@navg.com) will be in charge of providing the consent required by this Clause 7.4 on behalf of the Purchaser (the “Monitoring Trustees”) and the Purchaser will cause the Monitoring Trustees to reply to any request for consent as soon as possible and in any case not later than five (5) Business Days after notification of the request, provided that where faster turnaround is required, the request for consent shall state the timeframe for a response and the Monitoring Trustees will procure response in such timeframe.

7.5	Directors Resignation

The Sellers shall procure that the directors of the Group Companies referred to in Clause 5.2.2(ii) shall resign from their position as of the Closing Date and shall execute a letter of resignation, substantially in the form of the draft attached as Schedule 7.5, on or before the Closing Date.

8	Sellers’ Representations
8.1	General Principles
8.1.1

The Sellers, severally and not jointly (“conjoint et non solidaire” / “gezamenlijk en niet hoofdelijk”), represent and warrant to the Purchaser that each of the representations set out in Schedule 8 (the “Sellers’ Representations”) is true and accurate as at the date of this Agreement, it being understood for the avoidance of any doubt that the individual Representations set forth in Section 1 of Schedule 8 shall only be given by each Seller in respect of itself and a Seller cannot be held liable in any manner whatsoever for any Breach of the other Sellers’ individual Sellers’ Representations (the “Individual Representations”).

8.1.2

The Purchaser acknowledges that (i) it has not entered into this Agreement in reliance upon any representation other than the Sellers’ Representations and (ii) the Sellers give no representation, warranty or guarantee with respect to any projections, estimates or budgets delivered or made available to the Purchaser of future revenues, future results of operations (or any component thereof), future cash flows or future financial conditions (or any component thereof) or the future business operations of any Group Company.

8.2	Disclosures

No Breach of Representations can be invoked in respect of any Sellers' Representations (other than any Fundamental Sellers' Representations which will not to be subject to or qualified by any disclosures) for matters that are fairly disclosed in:

8.2.1	any documents contained in the Data Room as set out in the Data Room Index; and
8.2.2	the Disclosure Letter.

Without prejudice to Clause 8.4 below, no other matters (including matters set forth in public records) will qualify any of the Sellers' Representations.

For the purposes of this Agreement, a fact, matter or circumstance shall be regarded as “fairly disclosed” if the disclosure of such fact, matter or circumstance is in a manner that reasonably allows a purchaser active in the insurance industry, having conducted a due diligence review as described in Recital (E), with the assistance of professional advisers, to assess the relevant fact, matter or circumstance, and to reasonably understand the nature and scope of such matter and its impact on the Group Companies.

8.3	Validity of the Sellers’ Representations on the Closing Date

The Sellers warrant to the Purchaser that the Sellers’ Representations shall be true and accurate on the Closing Date, as if they had been repeated on that date except to the extent that any Sellers’ Representation is expressly made as at the date of this Agreement or of a particular date or for a particular period of time (in which case such Sellers’ Representation shall not be deemed to be repeated on the Closing Date).

8.4	Purchaser’s Knowledge of certain matters
8.4.1

The Purchaser acknowledges that on the basis of the documents contained in the Data Room it has no knowledge of any Breach of Representations on the date of this Agreement which could entitle the Purchaser to indemnification pursuant to Clause 11.

8.4.2

The Sellers shall have no obligation to indemnify the Purchaser in respect of any Claim for Breach of Representations to the extent that, prior to the date of this Agreement, the Purchaser had knowledge of such a Breach, provided that the mere fact of a Breach being apparent from public records shall not suffice as evidence that the Purchaser had knowledge of such a Breach.

8.4.3

For purposes of this Clause 8.4, the Purchaser will be deemed to have knowledge of such Breach of Representations only if one of Stanley Galanski, Ciro DeFalco, Michael Casella or Emily Miner is actually aware of such Breach at the date of this Agreement, it being understood that it is confirmed by the Purchaser that such persons have been actively involved in the Transaction process and have reviewed the due diligence findings and reports prepared in the framework of this Transaction for the Purchaser.

9	Purchaser’s Representations

The Purchaser represents and warrants to the Sellers that each of the representations set out in Schedule 9 is true and accurate as at the date of this Agreement. The Purchaser warrants to the Sellers that the Purchaser’s Representations shall be true and accurate on the Closing Date, as if they had been repeated on that date.

10	Sellers' Waiver of Rights against the Group Companies

The Sellers hereby agree that, whether or not the Purchaser makes a Claim against any Seller under this Agreement (including for Breach of Representations or under the Special Indemnification Obligation), the Sellers will not have and will not pursue, and the Sellers hereby irrevocably waive, with effect from the Closing Date, any rights, remedies or claims which they may against any of the Group Companies and/or any of such Group Companies' officers', employees, workers, agents or advisers in respect of any such Claim or any matter which could be the subject-matter of a Claim (also after the expiry of any time limitations).

11	Indemnification
11.1	General Principle

Subject to the limitations set out in Clause 12, the Sellers on a several and not joint basis (“conjoint et non solidaire” / “gezamenlijk en niet hoofdelijk”) agree and undertake to indemnify the Purchaser for any Loss incurred by the Purchaser or a Group Company, arising from (i) any Breach of Representations, i.e. any Loss incurred by the Purchaser or the Group Company, which would not have been incurred by them if the Sellers’ Representations had been true and accurate at the date of this Agreement or, as the case may be, the Closing Date, (ii) any matters addressed in the Special Indemnification Obligation and/or (iii) any non-compliance by the Sellers with any covenants made by the Sellers under this Agreement.

11.2	Special Indemnification Obligation
11.2.1

The Sellers, on a several and not joint basis (“conjoint et non solidaire” / “gezamenlijk en niet hoofdelijk”), in accordance with Clause 11.4, agree and undertake to indemnify and hold the Purchaser harmless, euro-for-euro, for any Loss which would be incurred by any Group Company resulting from (i) any liability in relation to reinsurance activities developed by Canal Re prior to 1 January 2017, (ii) any non-compliance (if any) by any Group Company prior to Closing with respect to any Laws relating to insurance premium Taxes or the non- or insufficient payment of such insurance premium Taxes at any time prior to Closing, or (iii) the disposal and subsequent re-acquisition by ASCO of its investment portfolio in 2016 being challenged by any Tax authority in any respect (the indemnification and hold harmless obligation of the Sellers under this Clause 11.2.1 and Clause 11.1 (ii), the "Special Indemnification Obligation").

11.2.2	For the avoidance of doubt, Parties agree that the Special Indemnification Obligation is in no way limited or otherwise affected by the disclosures made by the Sellers in accordance with Clause 8.2.
11.2.3

Clause 13 shall apply mutatis mutandis to any claim brought by the Purchaser against the Sellers pursuant to the Special Indemnification Obligation, provided that the sixty days period set forth in Clause 13.1.1 shall only start on the date at which the Purchaser becomes aware of the materialization of the relevant matter addressed in the Special Indemnification Obligation. Clauses 12.5 through 12.11 (including) shall also apply to any Claim brought by the Purchaser against the Sellers pursuant to the Special Indemnification Obligation. For the avoidance of any doubt, Clause 12.2 through 12.4 shall not apply to any Claim brought by the Purchaser against the Sellers pursuant to the Special Indemnification Obligation.

11.3	Double Claims

If the same event, matter or circumstances can give rise to a Claim under several provisions of the Sellers’ Representations and other Clauses, the Purchaser shall only be indemnified once, but the Purchaser shall have the option, in its absolute discretion, to choose the Clause upon which it is to base its Claim.

11.4	Computation of Losses incurred by the Purchaser – proportionate Liability of the Sellers

For the purposes of this Clause 11, any Loss incurred by a Group Company shall be deemed to be incurred by the Purchaser in the same amount and subject to the limitations set forth in this Agreement, indemnified on a euro-for-euro basis.

The Sellers agree with the Purchaser and among them that each of them shall be liable and bear any liability due pursuant to this Clause 11 commensurate the number of Shares sold pursuant to this Agreement, it being specified that (i) with respect to the Sellers’ Representations set out in Clause 1 of Schedule 8 and any Leakage to be indemnified pursuant to Clause 3.3 to the extent effectively received by a Seller, each Seller shall be solely liable in full for its own Breach or Leakage received by it and (ii) each Seller shall be liable for its own non-compliance with any covenants to be complied with by it.

11.5	Nature of any Payment to the Purchaser

Any amount paid by the Sellers to the Purchaser under this Clause 11 shall constitute a reduction of the Purchase Price.

11.6	No Assignment of Indemnification Rights to any Subsequent Transferee of the Shares

The Purchaser’s rights under this Clause 11 are personal to the Purchaser and, accordingly, no buyer or other transferee of all or part of the Shares other than an Affiliated Company of the Purchaser shall be entitled to make any Claim under this Clause 11.

12	Limitation of Liability
12.1	Time Limitations

The Sellers shall have no obligation to indemnify the Purchaser in respect of any Claim unless notice of such Claim is given by the Purchaser to the Sellers in accordance with Clause 13.1:

12.1.1	In the case of any Claim for Breach of the Fundamental Sellers’ Representations, within ten years following the Closing Date;
12.1.2

in the case of any Claim for (A) any matter covered under the Special Indemnification Obligation or (B) Breach of the Sellers’ Representations in respect of Environmental matters as set out in Clause 11 of Schedule 8 or any Tax and social security matters as set out in Clause 12 of Schedule 8, the applicable statutes of limitations extended by 60 days after the date upon which such Claim is barred by such statutes of limitation; and

12.1.3	in the case of any other Claim, within eighteen (18) months following the Closing Date.
12.2	Minimum Claims

Without prejudice to Clause 12.4, the Sellers shall have no obligation to indemnify the Purchaser in respect of any Claim for Breach of Representations (other than the Fundamental Sellers' Representations) unless the aggregate amount of the Loss for which an indemnification by the Sellers can be claimed by the Purchaser under this Agreement in relation to such Claim (or series of closely related Claims) exceeds EUR 125,000.

12.3	Aggregate Minimum Claims

The Sellers shall have no obligation to indemnify the Purchaser in respect of any Claim for Breach of Representations (other than the Fundamental Sellers' Representations) unless the aggregate amount for which the Sellers would otherwise be liable under this Agreement in respect of all Claims made by the Purchaser exceeds EUR 350,000 and provided that, if that amount is exceeded, the total amount of the Claim shall be recoverable from the Sellers.

12.4	Maximum Liability

Notwithstanding any other provision in this Agreement, the aggregate liability of the Sellers for Breach of Representations (other than the Fundamental Sellers' Representations) shall not exceed 15% of the Purchase Price , it being understood that the aggregate liability of the Sellers under this Agreement (other than for breach of any provisions of Clause 3.3 or for non-compliance with any covenants made or undertaken by the Sellers under this Agreement) shall not exceed the Purchase Price.

12.5	Contingent Liabilities

The Sellers shall have no obligation to indemnify the Purchaser in respect of any liability which is contingent (“obligation conditionnelle ou éventuelle” / “voorwaardelijke of latente verbintenis”) unless and until such contingent liability becomes an actual liability and is due and payable (the “Materialisation”), provided, however, that this Clause shall not have the effect of preventing the Purchaser from validly making a Claim in respect of a contingent liability within the time limit specified in Clause 12.1, even though the Materialisation of such contingent liability has not yet occurred, it being understood that once the Claim in respect of a contingent liability has been validly made the Materialisation itself (triggering the Sellers’ obligation to indemnify) shall be limited in time to the applicable statute of limitations.

12.6	Provisions in the Accounts

Without prejudice to Clause 3.4, the Sellers shall have no obligation to indemnify the Purchaser in respect of any Claim if and to the extent that the matter giving rise to the Claim is properly accounted or provided for in a specific provision in the Annual Accounts.

12.7	Tax Savings

The amount of any Claim in respect of any Loss for which the Sellers would otherwise have been liable shall be decreased with the amount by which any Tax for which a Group Company would otherwise be liable is actually reduced (calculated at the prevailing corporate income tax rate at the date of such Claim).

12.8	Insurance Proceeds and Other Recoveries from Third Parties
12.8.1	The Sellers shall have no obligation to indemnify the Purchaser in respect of any Claim if and to the extent that the Losses in respect of which the Claim is made:
(i)	are actually recovered under an insurance policy of the Group Companies in force at the Closing Date; or
(ii)	are actually recovered from any other third party.
12.8.2

Accordingly, any amount for which the Sellers would otherwise have been liable in respect of any Claim shall be reduced by the net amount of any insurance proceeds, indemnification or other recovery that a Group Company or the Purchaser actually received from any insurance company or any other third party in respect of the Loss which is the subject matter of the Claim in accordance with Clause 12.8.1 (it being specified that, in this case, such amount will be the net amount of the recovery actually received from the insurance company or any other third party, after deduction of any Taxes payable thereon by the Purchaser or the relevant Group Company or any Tax losses or any other Tax attributes in general lost as a result thereof, and any reasonable out-of-pocket costs and expenses incurred by the Group Company in respect of such indemnification or other recovery).

12.8.3

If, before the Sellers pay an amount in discharge of any Claim, a Group Company or the Purchaser recovers from any insurance company or any other third party a sum which indemnifies or compensates the Group Company or the Purchaser (in whole or in part) in respect of the Loss which is the subject matter of the Claim, the Purchaser shall procure that, all reasonable steps are taken to enforce such recovery against the third party, provided, however, that this Clause shall not have the effect of preventing the Purchaser from validly making a Claim against the Sellers within the time limits specified in Clause 12.1 even if not all reasonable steps to enforce such recovery against the relevant third party will have been taken.

12.9	Matters Arising Subsequent to this Agreement

The Sellers shall have no obligation to indemnify the Purchaser in respect of any Losses which might give rise to a Claim, to the extent that the same would not have occurred but for:

12.9.1

any action or failure of action of a Group Company or the Purchaser, after the Closing Date, unless (a) as required to ensure that the Group Companies are compliant with applicable Laws, (b) carried out under an obligation of any Group Company entered into prior to Closing or (c) carried out in the ordinary course of business of the relevant Group Company;

12.9.2

any change made in the valuation principles, policies or practices in respect of accounting or Tax matters applied by any of them, unless as required to ensure that the Group Companies are compliant with applicable Laws;

12.9.3	any change to the Tax or corporate structure of the Group, after the Closing Date; or
12.9.4	the passing of, or any change in, any Law (including any increase in any Tax rates) after the Closing Date whether or not such change purports to have a retrospective effect.
12.10	Mitigation of Losses

As required by Article 1134, § 3 of the Belgian Civil Code, the Purchaser shall procure that all reasonable steps are taken to avoid or mitigate any Losses which might give rise to a Claim against the Sellers.

12.11	Fraud and willful Misconduct

None of the limitations contained in this Clause 12 shall apply in case of fraud or wilful misconduct (“bedrog” / “dol”) by any Seller, including any Seller’s active participation in fraud or wilful misconduct (“bedrog” / “dol”) by any Group Company.

13	Claims by the Purchaser
13.1	Notification of Claims
13.1.1

Without prejudice to Clause 12.1, if the Purchaser becomes aware of any event, matter or circumstances that may give rise to a Claim against the Sellers, the Purchaser shall within sixty days after becoming aware of such event, matter or circumstances give notice to the Sellers.

13.1.2

Such notice shall set out the identity of the Seller(s) towards which the Claim is directed (the "Defaulting Sellers") and such details as are available of the specific events, matters or circumstances in respect of which the Claim is made, together with, if practicable, a first estimate of the amount of Losses which are the subject of the Claim.

13.1.3

If the Purchaser fails to give such a notice within sixty days of becoming aware of any event, matter or circumstances that may give rise to a Claim against the Sellers, the Purchaser shall not lose its right to make a Claim, but the Sellers will not be liable if and to the extent the Loss in respect of which the Claim was made is increased as a result of the failure.

13.2	Notification of the Sellers’ Objections

If the Defaulting Seller(s) object to the Claim, then the Defaulting Seller(s) shall give a notice to the Purchaser confirming such objection to the Claim within forty five days following notification of such Claim. In the absence of such a notice the Defaulting Seller(s) shall be deemed to accept any Claim made by the Purchaser in accordance with Clause 13.1 and shall be liable to indemnify the Purchaser for the amount of Losses requested in such a Claim (subject to the limitations set out in Clause 12).

13.3	Disagreement on a Claim
13.3.1

If the Defaulting Seller(s) object to a Claim and the Defaulting Seller(s) and the Purchaser are unable to reach agreement on the Claim or the amount payable by the Defaulting Seller(s) within ninety days following notification of the Defaulting Seller(s)’ objections in accordance with Clause 13.2, the matter shall be decided in accordance with Clause 17.11 (Arbitration).

13.3.2	Without prejudice to Clause 12.5, the Purchaser shall be deemed to have withdrawn its Claim, unless it has submitted the matter to arbitration in accordance with Clause 17.11:
(i)	within twelve (12) months after the ninety days time period set out in Clause 13.3.1 has elapsed; or
(ii)

if it is not possible to submit the matter to arbitration within the period set out in paragraph (i) above due to the threshold set out in Clause 12.3 not having been met, within six (6) months from when it is first possible to submit the matter to arbitration; or

(iii)	where the Claim relates to a contingent liability, within six (6) months from such liability having become an actual liability or the period referred to under (i) above, whichever is longer.
13.4	Payment by the Sellers
13.4.1

If the Defaulting Seller(s) have accepted the amount claimed by the Purchaser or if the Defaulting Seller(s) and the Purchaser have agreed on another amount in writing, the Defaulting Seller(s) shall pay such amount (subject to the limitations set out in Clause 12) within fifteen (15) days of such acceptance or agreement.

13.4.2

If the matter giving rise to a Claim has been decided by arbitration in accordance with Clause 17.11 and the Defaulting Seller(s) have been ordered to pay any amount pursuant to any enforceable arbitration award, the Defaulting Seller(s) shall pay such amount on the date on which it has become due and payable.

13.5	The Defaulting Seller(s)’ Access to the Group Companies

In connection with any events, matters or circumstances notified by the Purchaser pursuant to Clause 13.1 or any Claim made by the Purchaser against the Defaulting Seller(s), and without prejudice to Clause 13.3, the Purchaser shall, and shall cause the Group Company to allow the Defaulting Seller(s) and their advisers to examine and copy all such contracts, books and records, and other documents and data relating to the events, matters or circumstances referred to the Claim, as the Sellers and their advisers may reasonably request, subject to the Sellers agreeing to keep all such information and documents confidential and to use them only for the purpose of investigating and defending such Claim.

13.6	Third Party Claims
13.6.1

If the events, matters or circumstances that may give rise to a Claim against the Defaulting Seller(s) occur or arise as a result of or in connection with a claim by or a liability to a third party (a “Third Party Claim”), the Purchaser shall and shall cause the Group Company to provide the Defaulting Seller(s) with copies of all documents and correspondence from that third party, and all other correspondence and documents relating to the Third Party Claim available to the Group Company as the Defaulting Seller(s) may reasonably request, within a reasonable period after having become aware of such Third Party Claim, subject to the Defaulting Seller(s) agreeing to keep all such information and documents confidential and to use them only for the purpose of dealing with the Third Party Claim.

13.6.2	With respect to the Third Party Claim (other than any Third Party Claim which is commercially sensitive in respect of any Group Company, as determined by the Purchaser in good faith):
(i)

the Purchaser shall allow, and shall procure that the Group Companies allow, the Defaulting Seller(s) (if they so request in a timely manner) to assume control over the defense of such Third Party Claim, and take such action as the Defaulting Seller(s) may reasonably request to avoid or defend such Third Party Claim, it being understood that if the Defaulting Seller(s) assume such control they shall be deemed to have accepted the Third Party Claim unconditionally and irrevocably, and to have accepted the obligation to indemnify the Purchaser for such Third Party Claim in accordance with the limitations set forth in this Agreement;

(ii)

if the Defaulting Seller(s) assume control over the defense, the Defaulting Seller(s) shall be entitled, after due consultation with and approval from the Purchaser, to appoint, and instruct (at their own expense), counsel for the defense of such Third Party Claim;

(iii)

if the Defaulting Seller(s) assume control over the defense, the Purchaser shall provide, and procure that the Group Companies provide, to the Defaulting Seller(s) full copies of all documents, correspondence and other material which the Defaulting Seller(s) may reasonably request in relation to the Third Party Claim, subject to the Defaulting Seller(s) agreeing to keep all such information and documents confidential and to use them only for the purpose of dealing with the Third Party Claim; and

(iv)

if the Defaulting Seller(s) assume control over the defense, no settlement or offer of settlement of the Third Party Claim, and no admission of liability in relation thereto, shall be made by the Defaulting Seller(s) without the Purchaser’s prior written consent (which consent is not to be unreasonably withheld).

13.6.3

In case the Purchaser has assumed the defense of the Third Party Claim, the Defaulting Seller(s) will not be liable for any indemnity if and to the extent that (i) the Purchaser acts in material breach of its obligations under this Clause 13.6 and/or (ii) for any additional Loss (subject to the limitations set out in the Agreement) that would be caused by a conduct by the Purchaser of any dispute, defense, appeal or settlement of any Third Party Claims in a manner manifestly contrary to generally accepted professional standards and/or (iii) if the Purchaser or the relevant Group Company settles or admits liability in respect of the Third Party Claim without the Defaulting Seller(s) prior written consent (which consent is not to be unreasonably withheld).

14	Undertakings of the Parties Extending after the Closing Date
14.1	Further Assurances

The Parties agree and undertake to furnish to each other such further information, to execute and deliver, at their respective own expense, such other documents, and to do such other things (after the Closing Date), as any other Party may reasonably request for the purposes of carrying out the intent of this Agreement.

14.2	Confidentiality and Announcements
14.2.1

This Clause shall be without prejudice to the Confidentiality Agreement, which shall continue notwithstanding this Agreement but will terminate as from Closing. In case of a contradiction or difference in interpretation between the Confidentiality Agreement or this Agreement during the period as from the date of this Agreement through Closing, the provisions of this Agreement will always prevail.

14.2.2

The existence, subject matter and contents of this Agreement are confidential, and subject to Clause 14.2.4, each Party is prohibited from disclosing all or any part of this Agreement, or even its existence, at any time (including after the Closing Date).

14.2.3	Subject to Clause 14.2.4:
(i)	each Party shall treat as strictly confidential and not disclose or use any information obtained in connection with the negotiations relating to this Agreement;
(ii)

the Sellers shall treat as strictly confidential and not disclose or use any information relating to the Group Companies following the date of this Agreement (including any information of a secret or confidential nature relating to any of Group Company, the identity of its customers, suppliers, brokers, distributors and agents, its products, finances, contractual arrangements, business or methods of business), other than for managing the Group Companies' business in the ordinary course of business between the date of this Agreement and the Closing Date;

(iii)

the Sellers shall treat as strictly confidential and not disclose or use any information relating to the business and financial affairs (including future plans and targets) of the Purchaser and the Purchaser’s Affiliated Companies; and

(iv)

the Purchaser shall treat as strictly confidential and not disclose or use any information relating to the business and financial affairs (including future plans and targets) of the Sellers and the Sellers’ Affiliated Companies.

14.2.4	Clauses 14.2.1 through 14.2.3 shall not prohibit disclosure or use of any information if and to the extent that:
(i)

the disclosure is the disclosure of this Agreement by the Purchaser (or, as the case may be, its relevant Affiliate) to the U.S. Securities and Exchange Commission under the Laws applicable to the Purchaser (or such Affiliate)(as a result of which disclosure the Sellers acknowledge that this Agreement will become a publicly available document);

(ii)

the disclosure is required under applicable transparency requirements of listed companies or pursuant to other applicable Laws, provided, however, that the Party obliged to make such disclosure shall to the extent possible inform the other Parties in writing of (a) the information that it intends to disclose in order to comply with such legal requirement and (b) the manner in which such information will be disclosed;

(iii)

the disclosure or use is required for the purposes of any Party enforcing its rights under this Agreement or of any judicial or arbitration proceedings arising out of or in connection with this Agreement;

(iv)

the disclosure is made to professional advisers of any Party on condition that such professional advisers undertake to comply with the provisions of Clauses 14.2.2 and 14.2.3 in respect of such information as if they were a party to this Agreement, or are held by a professional duty of discretion;

(v)	the information is or becomes publicly available (other than as a result of any breach of the Confidentiality Agreement or this Agreement);
(vi)

the information becomes available to the Party bound by this Clause 14.2 from a third party which is not bound by any obligation of confidentiality in relation to such information (as can be demonstrated by such Party’s written records and other reasonable evidence); or

(vii)	the other Parties have given prior written approval to the disclosure or use.
14.2.5

Without prejudice to Clauses 14.2.4 and 14.2.6, and except for any press release as shall be agreed between the Parties prior to it being made and to be made at the time as shall be agreed by the Parties, no announcement in connection with the existence or the subject matter of this Agreement shall be made without the prior written consent of all Parties (which consent shall not be unreasonably withheld or delayed).

14.2.6

The Parties shall consult and cooperate with each other in relation to any announcement to be made to the Group Companies' employees, customers, brokers or suppliers and others having dealings with the Group Companies following the signing of this Agreement.

14.2.7	The Parties shall take all necessary actions to ensure that no accidental or unauthorised disclosure of the existence or contents of this Agreement occurs.
14.2.8

The Sellers agree and undertake to keep in confidence any information relating to the business and affairs of the Group Companies (including any and all trade secrets, technical information on the Group Companies’ services, products, customer lists, price lists, financial projections and budgets, employees' salaries and other information concerning the personnel) and not to disclose such information to any third party at any time, before or after the Closing Date, unless and to the extent that such information is or becomes generally known to and available for use by the public other than as a result of any of the Sellers' fault or the fault of any other person bound by a duty of confidentiality to the Purchaser or a Group Company.

14.2.9	This Clause 14.2 shall have a duration of 5 years as from the Closing Date.
14.3	Release of Directors’ Liability

The Purchaser agrees and undertakes, for itself and on behalf of its Affiliated Companies to vote or cause to be voted at each Group Company’s annual shareholders’ meeting relating to the financial year ending 31 December 2017 with all shares in favour of a resolution releasing the Group Companies’ directors who resigned on the Closing Date (in accordance with Clause 7.5) from any liability arising from the performance of their duties until the Closing Date, subject to Article 554 of the Companies Code (or with respect to Canal Re the Luxembourg equivalent), and, for the avoidance of any doubt, except for any liability arising from any fraud (“dol” / “bedrog”) in the performance of their duties as director.

15	Non-Compete and Non-Solicitation
15.1	General provisions
15.1.1

Each of the Sellers hereby agrees and undertakes to the Purchaser (acting both on its own behalf and on behalf of each Group Company, in respect of which the provisions of this Clause 15.1.1 constitute in so far as needed third party stipulations (“stipulations pour autrui” / “bedingen ten behoeve van een derde”) in accordance with Article 1121 of the Belgian Civil Code) not to do any of the things set out in Clause 15.1.2, for a period of two (2) years as from the Closing Date (the "Non-Compete Period"), except with the Purchaser's prior written consent and (in so far as Jozef Gielen or Kapimar are concerned) except in its capacity as director or employee of any of the Group Companies or any Affiliate of the Purchaser, regardless of whether any Seller is acting:

(i)	for itself or on behalf of any individual, company or other legal entity;
(ii)	alone or in conjunction with any other person;
(iii)	in its own capacity or as a director, manager, partner or shareholder of any company or other legal entity, or as an employee, consultant or agent of any individual, company or other legal entity;
(iv)	directly or indirectly through agents, intermediaries, subsidiaries or any other individual, company, legal entity or other vehicle (including any joint venture); or
(v)	in any other capacity and in any other manner whatsoever.
15.1.2	Pursuant to Clause 15.1, each of the Sellers shall refrain from:
(i)

carrying on, participating, being engaged in or otherwise being interested in any non-life insurance business which is competing with the business of a Group Company as undertaken by such Group Company at the date of this Agreement, it being understood that nothing in this Clause 15 shall prevent:

(a)	any Seller to acquire or hold securities in any listed company whose business is competitive with the business of a Company, as long as the aggregate percentage of voting rights held by a Seller in such company does not exceed 3% of the company’s voting rights;
(b)	AvH or SIPEF to engage in or continue any insurance activities insuring only any intragroup activities within the groups of AvH or SIPEF;
(c)	AvH or SIPEF to acquire or participate in any company or business that has non core or incidental activities which may be competitive with the business of a Group Company; or
(d)

AvH to continue or engage in private banking activities, including in the framework thereof, the current or potential life insurance business of Bank J. Van Breda & C° NV, Delen Private Bank NV or any of their Affiliated Companies.

(ii)

inducing or attempting to induce any person who is at or immediately prior to the Closing Date a (prospective) customer, supplier, representative, broker or agent or other business relation of a Group Company to cease doing business with the Group Company, to materially reduce its business with the Group Company or to do business with the Group Company on less favourable terms or in any way interfering with the relationship between a Group Company and any of its (prospective) customers, suppliers, representatives, brokers or agents or other business relations;

(iii)

inducing or attempting to induce any employee of a Group Company to leave his employment with the Group Company, regardless of whether such employee would commit a breach of contract by leaving his employment, or in any way interfering with the relationship between the Group Companies and any of their employees;

(iv)

employing (or otherwise engaging as an independent contractor or in any other capacity) any employee of a Group Company or any person who was an employee of a Group Company during the year prior to the Closing Date and at any time during the Non-Compete Period, except for any employees or contractors who have been dismissed by a Group Company or whose contract has been terminated in mutual consent; and

(v)

inducing or attempting to induce any Person having a consultancy or similar agreement with a Group Company to leave his or her position or to terminate his agreement or in any way interfering with the relationship between a Group Company and any of the persons referred to in this paragraph.

15.1.3

Nothing in Clauses 15.1.2(iii) to 15.1.2(v) shall prevent AvH or SIPEF from hiring an employee or a consultant (other than Key Management) from a Group Company through a bona fide general recruitment campaign that is not specifically aimed at such employee or consultant.

15.1.4

Clause 15.1.1 shall cease to apply with respect to Jozef Gielen and Kapimar, in case the Group Companies would terminate the services agreements of Jozef Gielen and Kapimar with the Group Companies for any reasons other than (a) serious breach, or gross negligence or misconduct by Jozef Gielen or Kapimar or (b) a mutual termination agreement being entered into between the Group Companies and Jozef Gielen and Kapimar.

15.2	Geographical limitations

The non-compete and non-solicitation covenants set out in this Clause 15 are geographically limited to Belgium, France, Luxembourg, the Netherlands and Italy as well as any of other countries where a Group Company is active on or immediately prior to the Closing Date .

15.3	Legitimate interest

AvH and SIPEF acknowledge that the provisions of this Clause 15 are reasonable and necessary to protect the legitimate interests of the Purchaser. However, if any of the provisions of this Clause 15 shall ever be held to exceed the limitations in duration, geographical area or scope, or other limitations imposed by applicable law, they shall not be nullified but the Parties shall be deemed to have agreed to such provisions that conform with the maximum permitted by applicable law, and any provision of this Clause 15 exceeding such limitations shall be automatically reformed accordingly.

16	Termination
16.1	Termination Events
16.1.1	This Agreement may be terminated by any Party in accordance with the provisions of Clause 5.4.2 if any other Party does not fulfil its Closing Obligations.
16.1.2	This Agreement may also be terminated by the Sellers and the Purchaser in accordance with Clause 4.3.2 (if the conditions precedent set out in Clause 4.1 are not satisfied).
16.2	Effect of Termination
16.2.1	The right to terminate this Agreement pursuant to this Clause 16, does not prevent Parties to rely on other rights and remedies granted by this Agreement.
16.2.2	If this Agreement is terminated pursuant to this Clause 16:
(i)

all further obligations of the Parties under this Agreement shall terminate, except that the obligations set out in Clauses 14.2,(Confidentiality and Announcements), 17.4 (Notices), 17.7 (Expenses), 17.10 (Governing Law) and 17.11 (Arbitration) shall survive; and

(ii)

each Party shall be under the obligation to reimburse or return to the other Party (or, as the case may be, to the relevant Group Company) any sum of money or other assets it has received from the other Party (or, as the case may be, from the relevant Group Company) pursuant to this Agreement.

16.2.3

Without prejudice to any other rights of the non-defaulting Party in respect of the non-performance of any Closing Obligations or other obligations under this Agreement, if the Agreement is terminated in accordance with Clause 5.4.2(i), the Party not having fulfilled its Closing Obligations (a "Defaulting Party") shall pay to the non-defaulting Party the following amount, as applicable:

(i)	in case the Purchaser is the Defaulting Party, the Purchaser shall pay to the Sellers an aggregate amount of EUR 5,000,000,
(ii)	in case a Seller is the Defaulting Party, such Seller shall pay to the Purchaser an aggregate amount of EUR 10,000,000.

17	Miscellaneous
17.1	Several but no joint obligations
17.1.1	All obligations of the Sellers hereunder shall be several but not joint ("niet hoofdelijk"). The Sellers shall be liable towards the Purchaser as provided in Clause 11.4.
17.1.2

Each shall Seller shall be entitled to (i) individually invoke any right pursuant to this Agreement vis-à-vis the Purchaser and (ii) take any individual action in the framework of this Agreement as it deems fit.

17.1.3	Notwithstanding the foregoing or any provision to the contrary, any decision by AvH in relation to any of the matters set forth in Clause 3.4 and Clause 13.6 shall be binding on all Sellers.
17.2	Rights and Remedies of the Parties

Except as otherwise provided herein, each Party’s rights and remedies under this Agreement shall not exclude or limit any other rights or remedies that may be available to that Party under Belgian law, provided, however, that except in the case of fraud or intentional misrepresentations or misconduct (“dol” / “bedrog”), the Purchaser waives to the fullest extent permitted by law all rights and remedies it may have under Belgian law (or, as the case may be, any other applicable law) in respect of any Breach of Representations, including the right to seek the termination of this Agreement in court for such a Breach (at any time, including after the Closing Date) pursuant to Article 1184 of the Belgian Civil Code.

17.3	Amendments and Waivers
17.3.1	No amendment of this Agreement shall be effective unless it is made in writing and signed by duly authorised representatives of all Parties.
17.3.2

Except as otherwise provided herein, no failure or delay of a Party to exercise any right or remedy under this Agreement shall be considered as a waiver of such right or remedy, or any other right and remedy under this Agreement.

17.3.3	Except as otherwise provided herein, no waiver shall be effective unless given in writing and signed by a duly authorised representative of the Party giving the waiver.
17.4	Notices in connection with this Agreement
17.4.1	Any notice in connection with this Agreement must be in writing in English and shall be validly given with respect to each Party if:
(i)	delivered by hand (with written confirmation of receipt) to the persons listed hereinafter;
(ii)

sent by e-mail (with confirmation received by registered mail or an internationally recognised courier company within three business days) to the e-mail addresses and postal addresses set out hereinafter; or

(iii)	sent by registered mail or an internationally recognised courier company to the addresses set out hereinafter;

or to such other addressee, e-mail address or postal address as a Party may notify to the other Parties in accordance with this Clause 17.4.

If to the Sellers:	Name:	Ackermans & van Haaren NV
	Address:	Begijnenvest 113, 2000 Antwerp, Belgium
	Attention:	Tom Bamelis
	E-mail:	tom.bamelis@avh.be

	Name:	SIPEF NV
	Address:	Calesbergdreef 5, 2900 Schoten, Belgium
	Attention:	Francois Van Hoydonck
	E-mail:	fvanhoydonck@sipef.com

With a courtesy copy to:	Name:	Argo BCVBA
	Address:	Posthofbrug 12, 2600 Berchem, Belgium
	Attention:	Bert Van Ingelghem
	E-mail:	bert.van.ingelghem@argo-law.be

If to the Purchaser:	Name:	The Navigators Group, Inc
	Address:	400 Atlantic Street, Stamford, CT USA
	Attention:	Emily B. Miner
	E-mail:	eminer@navg.com

With a courtesy copy to:	Name:	Baker McKenzie CVBA
	Address:	Louizalaan 149, 1050 Brussels Belgium
	Attention:	Dominique Maes
	E-mail:	Dominique.maes@bakermckenzie.com

17.4.2	Any notice shall be effective upon receipt and shall be deemed to have been received:
(i)	at the time of delivery, if delivered by hand or a courier company;
(ii)

on the next Business Day (in the place to which it is sent) if sent by e-mail (provided, however, that if no confirmation is received within three Business Days, the notice shall be deemed to have been received on the date when such confirmation is actually received);

(iii)	on the first Business Day following the date of posting if sent by registered mail, provided that both the sender and the addressee reside or have their registered office in Belgium; or
(iv)

on the third Business Day (in the place to which it is sent) following the date of posting if sent by registered mail where either the sender or the addressee does not reside or have its registered office in Belgium.

provided that in each case where delivery by e-mail, registered mail or by hand occurs after 6:00 p.m. on a Business Day or on a day which is not a Business Day, service shall be deemed to occur at 9:00 a.m. on the next following Business Day.

References to time in this Clause 17.4 are to Belgian time.

17.5	Interest on Overdue Amounts

Interest shall accrue automatically (without any formal notice to pay being required) on any overdue amount under this Agreement at the legal interest rate ("wettelijke interest") per year, calculated on the basis of a year of 365 days, from the due date up to the date of payment.

17.6	Assignment of Rights and Obligations
17.6.1

Except as otherwise provided herein, no Party may assign all or part of its rights and obligations under this Agreement to any third party (through a sale, a capital contribution, a donation or any other transaction, without the prior written consent of the other Parties (which consent shall not be unreasonably withheld or delayed). As long as such consent has not been obtained, the assigning Party shall continue to be liable for all obligations that it intended to assign (without prejudice to any other right or remedy that the other Parties may have for breach of this Clause 17.6.1).

17.6.2

However, notwithstanding the foregoing, the Purchaser shall be allowed to assign all or part of its rights and obligations under this Agreement to any Belgian exclusively controlled subsidiary. In such case, however, the Purchaser shall guarantee the obligations of such Affiliated Company under this Agreement.

17.6.3

Subject to the assignment restrictions set out in this Clause 17.6, the provisions of this Agreement shall inure to the benefit of and shall be binding upon the Parties and their respective heirs, successors and assigns.

17.7	Expenses
17.7.1	Each Party shall bear all costs and expenses incurred or to be incurred by it in connection with the negotiation, execution and performance of this Agreement.
17.7.2	Under no circumstances shall a Group Company bear any cost or expense incurred by the Sellers in connection with the conclusion of this Agreement.
17.8	Severability
17.8.1

If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, under any applicable law, that such provision or part of it shall be deemed not to form part of this Agreement, and the legality, validity or enforceability of the remainder of this Agreement shall not be affected.

17.8.2

In such case, each Party shall use its reasonable best efforts to immediately negotiate in good faith a valid replacement provision that is as close as possible to the original intention of the Parties and has the same or as similar as possible economic effect.

17.9	Entire Agreement
17.9.1	This Agreement (and the documents referred to herein) contains the entire agreement between the Parties with respect to its subject matter.
17.9.2

Without prejudice to Clause 14.2.1, this Agreement replaces and annuls all prior agreements, communications, offers, proposals or correspondence, oral or written, exchanged or concluded between the Parties relating to the same subject matter, including, as from Closing, the Confidentiality Agreement.

17.10	Governing Law

This Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with Belgian law.

17.11	Arbitration
17.11.1

All disputes arising out of or in connection with this Agreement, that the Parties are unable to settle amicably, shall be finally settled under the CEPANI Rules of Arbitration, without prejudice however to either Party’s right to bring summary or enforcement proceedings or seek injunctive relief in any court of competent jurisdiction.

17.11.2

The arbitration panel shall be composed of three arbitrators. The Sellers shall jointly appoint one arbitrator and the Purchaser shall appoint another arbitrator. These two arbitrators shall in turn appoint the third arbitrator who shall chair the arbitration panel.

17.11.3	The arbitration shall be held in Brussels. The proceedings and award shall be in the English language.
17.12	Counterparts

This Agreement may be signed in counterparts, in the number of originals stated hereinafter on the signature page. When taken together, the counterparts signed by all Parties shall constitute one and the same instrument.

17.12.1

Done in Antwerp, on 15 December 2017, in five originals. Each Party acknowledges receipt of its own original.

<Signature pages to follow>

Ackermans & van Haaren NV /s/ Tom Bamelis
Name:	Tom Bamelis
Title:	Special proxyholder

SIPEF NV /s/ Johan Nelis
Name:	Johan Nelis
Title:	Special proxyholder

Mr Jozef Gielen /s/ Jozef Gielen

Ms Beatrix Truyers hereby confirms to waive any proprietary right or other right in rem that she may have in relation to the Shares, to transfer the Shares in accordance with Clause 2.1.3 and to fully approve of the Transaction

/s/ Jozef Gielen

Mr Jozef Gielen, special proxyholder

Kapimar Comm.V /s/ Jozef Gielen
Name:	Jozef Gielen
Title:	Manager

The Navigators Group, Inc /s/ Stanley A. Galanski /s/ Ciro M. DeFalco
Name:	Stanley A. Galanski	Name:	Ciro M. DeFalco
Title:	President and Chief Executive Officer	Title:	Executive Vice President and Chief Financial Officer

Index of Schedules

Schedule 1.1.1	Opening Reserve Amount Calculation
Schedule 3.4.5	Independent Expert Procedure
Schedule 5.2.2(i)	Receipt for the Purchase Price
Schedule 7.5	Draft Resignation letter
Schedule 8	Sellers’ Representations
Schedule 8.2.1	Data Room Index and CD/DVDS
Schedule 8.2.2	Disclosure Letter
Schedule 9	Purchaser’s Representations

Schedule 1.1.1: Opening Reserve Amount Calculation

Schedule 3.4.5: Independent Expert Procedure

1	Appointment of Independent Expert
1.1

The Parties will jointly appoint (i) one of the big 4 accounting firms or actuarial firms as the Independent Expert, as they may mutually agree, provided that such firm can be considered as independent or (ii) such other reputable accounting or actuarial firm which is a member of the Belgian Institute of Certified Auditors (“Institut des Réviseurs d’Entreprises” / “Instituut voor Bedrijfsrevisoren”) with international standing, as they may mutually agree, provided that such firm can be considered as independent.

1.2

If the Parties fail to jointly appoint the Independent Expert within 10 (ten) Business Days after expiration of the relevant deadline for the Parties to reach a settlement on all disputed items, each of them shall be entitled to request the President of the Belgian Institute of Certified Auditors (“Institut des Réviseurs d’Entreprises” / “Instituut voor Bedrijfsrevisoren”) to make a binding nomination for the Independent Expert to be appointed, in accordance with the standards set forth in the previous paragraph.

2	Terms of reference for Independent Expert
2.1

The terms of reference for the Independent Expert shall be to resolve the items in dispute in the determination of the Final Net Incurred Amount as soon as reasonably possible following his or her appointment, provided that the Independent Expert shall not be entitled to assign a value to any item greater than the greatest value claimed for such item by the Sellers or Purchaser or less than the smallest value for such item claimed by either of them. The Independent Expert’s determinations shall be final and binding on the Parties for the purposes of the provisions in respect of which the Independent Expert's determination is being requested (in absence of manifest error) in accordance with article 1592 of the Belgian Civil Code.

2.2

The Independent Expert shall act as an expert and not as an arbitrator and shall, subject to the terms of this Schedule, the relevant provisions of the Agreement and such other terms as may be agreed between the Parties and the Independent Expert, be entitled to determine the procedure applicable to its determination but shall in any event give the Parties a reasonable opportunity to make written representations.

2.3

The Parties shall provide (and to the extent they are reasonably able shall procure that their respective accountants, employees or advisors provide) the Independent Expert promptly with all information which he/she reasonably requires and the Independent Expert shall be entitled (to the extent he/she considers it appropriate) to base his/her opinion on such information and on the accounting and other records of the Group Companies.

2.4	The determination of the Independent Expert shall be communicated to the Parties within 30 (thirty) Business Days following his/her appointment.
3	Fees and expenses of Independent Expert

The fees and expenses (including VAT) of the Independent Expert shall be borne for 50% by the Purchaser and for 50% by the Sellers.

Schedule 5.2.2(i): Receipt for the Purchase Price

Reference is made to the share purchase agreement in respect of all shares in BDM NV and ASCO NV entered into on 15 December 2017 between Ackermans & van Haaren, SIPEF NV, Jozef Gielen and Kapimar Comm.V as Sellers and The Navigators Group, Inc. as Purchaser (the “SPA”).

The terms and expressions written with capital letter and the references to article numbers used in the present letter shall have the meaning ascribed to the same terms and expressions written with capital letters and articles in the SPA.

Pursuant to Article 5.2.2(i) of the SPA, the Sellers hereby acknowledge receipt from the Purchaser of an aggregate amount of EUR 35,000,000 such amount constituting the Purchase Price and allocated as follows:

	ASCO Shares	BDM Shares
AvH	EUR 15,785,099	EUR 1,539,901
SIPEF	EUR 15,785,099	EUR 1,539,901
Jozef Gielen	EUR 318,890	-
Kapimar	-	EUR 31,110

Done on [●] in [●],

Ackermans & van Haaren NV
Name:	Name:
Title:	Title:

SIPEF NV
Name:	Name:
Title:	Title:

Kapimar Comm.V
Name: Jozef Gielen
Title:	Manager

Jozef Gielen

Schedule 7.5: Draft Resignation Letter

[Company]

[Street + number]
[Postal code + city]
[Country]

[Date]

Dear Sir,

Dear Madam,

Re: Resignation as [director]

I hereby tender my resignation as director of [company], this resignation being effective as from [date].

I confirm that I do not have any claim, receivable or right against [company] and/or its respective corporate bodies and employees, of any nature whatsoever. If any such claim, receivable or right exists or would exist, I hereby irrevocably waive all such claims, receivables or rights and discharge [company] from any responsibility of any nature in respect thereof.

[I hereby waive my right to be called to the shareholders’ meeting that will acknowledge my resignation.]

[I request [company] to proceed as soon as possible with the publication of my resignation in the Annexes to the Belgian State Gazette / Recueil électronique des sociétés et associations and with the necessary changes to the registration of the company with the Crossroads Bank for Enterprises / Registre de Commerce et des Sociétés.]

Yours sincerely,

[Name Director]

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Schedule 8 : Sellers’ Representations

In accordance with Clause 8 of the Agreement, the Sellers provide the following Sellers’ Representations to the Purchaser on the date of this Agreement and on the Closing Date, except to the extent that any Sellers’ Representation is expressly made as of the date of this Agreement, as of a particular date or for a particular period of time.

1	Individual Representations

Title

1.1

On the Closing Date, AvH has full, free, unencumbered and exclusive ownership of and valid title to 9,603 shares in ASCO and 1,485 shares in BDM, SIPEF has full, free, unencumbered and exclusive ownership of and valid title to 9,603 shares in ASCO and 1,485 shares in BDM, Jozef Gielen has full, free, unencumbered and exclusive ownership of and valid title to 194 shares in ASCO and Kapimar has full, free, unencumbered and exclusive ownership of and valid title to 30 shares in BDM.

Binding Effect of this Agreement

1.2

Each Seller has the capacity, authority and legal right and has taken all action required to (i) enter into and execute this Agreement, (ii) subject to the approvals as set forth in Clause 4 of this Agreement, sell its Shares to the Purchaser, and (iii) perform its obligations hereunder. Without prejudice to the generality of the foregoing, each Seller has obtained all required approvals (including with regard to Jozef Gielen, his spouse’s consent) from all competent corporate bodies of such Seller.

1.3

This Agreement has been duly executed by each Seller and constitutes the legal, valid, binding and enforceable obligation of each Seller in accordance with its terms. All documents which are to be signed at Closing will when duly signed by a Seller constitute valid and binding legal obligations of that Seller, enforceable against that Seller in accordance with their terms.

2	No Conflict

Neither the execution of this Agreement nor the performance by each Seller of their obligations hereunder, nor the consummation of the Transaction, will, subject to the satisfaction of the conditions precedent set forth in this Agreement:

2.1

result in a violation of (i) the articles of association of a Group Company, (ii) the articles of association of any Seller, if applicable, or (iii) any resolution adopted by the board of directors or the shareholders’ meeting of a Group Company or any Seller, if applicable;

2.2

result in a violation of (i) any Law, legal or regulatory requirement, or any judicial decision, arbitration award or decision of any Governmental Authority, to which a Group Company or any Seller may be subject, or (ii) any agreement to which any Seller or any Group Company is a party;

2.3

require any consent or other action by any Person (other than the Purchaser and other than as set out in this Agreement) under or result in a breach of, or constitute a default under, any agreement or instrument by which the Sellers or any of the Group Companies is bound;

2.4

require, on the part of any of the Group Companies, any declaration, filing or registration with, or notice to or authorization, consent or approval of any Governmental Authority, other than those set forth in this Agreement;

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2.5	result in the creation or imposition of any Third Party Rights on the Shares or any of the assets of the Group Companies; or
2.6

result in any Group Company losing the benefit of any of the Permits or any asset (including Intellectual Property Rights), licence, grant, subsidy, right or privilege which it now enjoys, nor otherwise allow any competent authority to terminate, amend or suspend any of the foregoing.

3	The Group Companies
3.1

ASCO and BDM are limited liability companies (“naamloze vennootschap” / “société anonyme”) duly incorporated and validly existing under Belgian law. Canal Re is a limited liability company (“société anonyme”) duly incorporated and validly existing under the laws of the Grand Duchy of Luxembourg. The Group Companies are licensed or qualified to transact business in all locations in which they transact business and have the corporate power and authority to own, lease and operate their assets and properties and to carry on the Business as now being conducted.

3.2

The Group Companies have maintained all corporate documents (including the register of registered shares), accounting and other required records and have in all material respects fulfilled all filing and publication requirements in accordance with the articles of association and all relevant obligations imposed by accounting and corporate law. The articles of association of the Group Companies are in compliance with the Law under which they are incorporated and the Group Companies have at all times acted in all respects in accordance with their articles of association and the applicable Laws on commercial companies.

3.3	The Data Room contains a copy of the up-to-date consolidated versions of the articles of association ("statuts" / "statuten") and any other constitutional documents of the Group Companies.
3.4

The Group Companies have not been dissolved by any shareholders’ resolution, and no shareholders’ meeting has been called for that purpose. The Group Companies have not been declared bankrupt or obtained a judicial composition ("concordat judiciaire" / "gerechtelijk akkoord”), judicial restructuring (“réorganisation judiciaire” / “gerechtelijke reorganisatie”) or similar insolvency regime, nor have they made any filings in this respect or obtained any grace period, and no order or resolution therefor has been presented and no notice or appointment of any liquidator, receiver administrative receiver or administrator has been given and, to the Sellers' knowledge, no such fact are threatening.

3.5

No resolution has been approved by the board of directors or the shareholders’ meeting of the Group Companies concerning any merger, demerger, split-up, contribution or sale of a division (“branche d’activité” / “bedrijfstak”) or a business as a whole (“universalité” / “algemeenheid”) or any other corporate restructuring, and no board meeting or shareholders’ meeting has been called for that purpose.

3.6

All accounts, books, other corporate documentation and records of the Group Companies (including registers and minute books and other corporate records, as well as all invoices and other records required for VAT purposes) are available in the offices of the relevant Group Company. These books , records and documents are in all material respects up to date and have always been correctly and accurately kept and are in compliance with all applicable Laws.

4	Capital of the Group Companies
4.1

The Shares are validly issued, fully paid up and represent 100% of the share capital of the Companies on a fully diluted basis. The Companies have not issued any other type of shares, profit shares ("parts

3

bénéficiaires" / "winstaandelen"), warrants, subscription rights, bonds, securities or founders’ shares ("parts de fondateur" / "oprichtersaandelen"); no securities were issued which are convertible into shares and no option or warrants were issued which grant the right to acquire shares, other than the Options. The Companies do not have any actual or contingent obligation to issue such securities to any person.

4.2

The Shares are in registered form and all are duly registered in the name of the Sellers in the share register, which contains all relevant inscriptions and signatures in relation to any previous transfers of such Shares. The shareholders’ registers of the Companies duly reflect the number of shares currently held by the Sellers in the Companies.

4.3

There are no agreements, arrangements or obligations other than the articles of association of the Companies which affect the ownership, the transfer or the voting or distribution rights attached to the Shares.

4.4

There is no Third-Party Right and there is no agreement, arrangement or obligation to create a Third-Party Right in relation to any of the Shares. No person has claimed to be entitled to any Third-Party Right in relation to any of the Shares or any other shares of the Group Companies.

4.5

There is no agreement (other than this Agreement and the articles of association of the Companies), arrangement or obligation which requires the issue or transfer of, or the grant to any person of the right (conditional or not) to require the issue or transfer of, shares of the Companies.

4.6

ASCO owns and has valid title 100% of the shares in Canal Re. The shares in Canal Re are validly issued, fully paid up and represent 100% of the share capital of Canal Re on a fully diluted basis. Canal Re has not issued any other type of shares, profit shares, warrants, subscription rights, securities or founder’s shares; no securities were issued which are convertible into shares and no option or warrants were issued which grant the right to acquire shares. Canal Re does not have any actual or contingent obligation to issue such securities to any person.

4.7	The Sellers’ Representations under Clauses 4.2 up to and including 4.6 of Schedule 8 apply mutatis mutandis to Canal Re and the shares in Canal Re.
4.8

None of the Group Companies (i) has any establishment or branch office outside the jurisdiction in which it is incorporated, nor (ii) holds (or has any commitment or agreement to obtain), directly or indirectly, shares or other interests in any person (other than in the Group Companies).

5	Real Property, Assets and Permits

Assets

5.1

The Group Companies are the full and exclusive owner of and have valid title to all tangible fixed assets ( i.e. assets accounted for in the Annual Accounts as “immobilisations corporelles" / "materiële vaste activa") (i.e. land, buildings, plant, equipment, furniture, vehicles, etc.) which are being used for the conduct of their activities (the “Assets”), free from any Third Party Right and where capable of being possessed, in the possession of the Group Company, except for the Real Property Leased and other assets leased or rented by the Group Companies as disclosed in the Data Room.

5.2

All assets acquired by any Group Company since 31 December 2016 (other than stock disposed of in the ordinary course of business) and all assets used by each Group Company are owned by the relevant Group Company free from any Third Party Right and where capable of being possessed, in the possession of the Group Company.

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5.3	No Group Company is a party to, or has any liability under, any leasing or hire, hire purchase, credit sale, conditional sale or similar agreement.
5.4	Subject to ordinary wear and tear, all Assets owned, leased or otherwise used by the Group Companies are in good operating condition, and are adequate for the uses to which they are being put.
5.5	There is no overall pledge on the assets (“pand op de handelszaak” / “gage sur fonds de commerce”) of the Group Companies to the benefit of any third party.

Real Property

5.6	The Disclosure Letter contains a list of all material real property owned by the Group Companies (the “Real Property Owned”).
5.7

The terms and conditions of the ownership deeds of the Real Property Owned have been scrupulously complied with at all times. All original copies of the ownership deeds and other agreements relating to such Real Property Owned are available in the offices of the relevant Group Company and have been included in the Data Room.

5.8

All Real Property Owned has been constructed and is being occupied and used in conformity with all applicable Laws, building permits, zoning and other legal and regulatory requirements, and is free from apparent or hidden material defects and is not subject to any expropriation and, to the Sellers' knowledge, no elements exist which indicate that such expropriation is threatened.

5.9	No Real Property Owned encroaches upon any real property of any third party, and vice versa.
5.10

The Disclosure Letter contains a list of all real property (i) leased to the Group Companies as lessee (or occupied by any of them otherwise than pursuant to a lease agreement), and (ii) owned and leased by the Group Companies as lessor (the “Real Property Leased”). All original copies of the lease agreements and other agreements relating to the Real Property Leased shall be delivered to the Purchaser and have been included in the Data Room.

5.11

The Real Property Leased has been leased and is occupied and used in conformity with all applicable zoning, environmental and other legal and regulatory requirements and is not subject to any expropriation and, to the Sellers' knowledge, no elements exist which indicate that such expropriation is threatened.

5.12

All lease agreements and/or other agreements relating to the occupation of the Real Property Leased are duly registered and, where appropriate in order to secure their enforceability against third parties, recorded with the Mortgage Registrar.

5.13

ASCO, acting as lessor, calculates all charges, be it for common parts or other, and investment remunerations in line with the terms and conditions of the applicable lease agreement and/or other agreements relating to the occupation of the Real Property Leased. ASCO can justify with undisputable evidence all charges, be it for common parts or other, charged and to be charged to the lessees and/or occupants.

5.14

No lessee nor occupant has sublet or agreed to sublease all or part of the Real Property Leased, or assigned or agreed to assign any rights or obligations under any lease and /or other agreements relating to the occupation of part of the Real Property Leased to any third party.

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5.15

The lessees (including the Group Companies) have paid all rents, expenses and other amounts due by it in a timely manner and they have otherwise fulfilled all of their obligations pursuant to the lease agreements or any applicable Law.

5.16

The lessors (including the Group Companies) and the lessees (including the Group Companies) have fulfilled all of their obligations pursuant to the lease agreements or any applicable Law in all material respects. Without prejudice to the generality of the foregoing, the lessees (including the Group Companies) have undisturbed possession ("possession paisible" / "rustig genot") of all Real Property Leased.

5.17

The lessees (including the Group Companies) have not notified any lessor (including the Group Companies) of its intention to terminate any lease agreement prior to the end of the lease term or to reduce the surface area currently leased.

5.18

None of Group Companies owns, occupies or otherwise uses any real property other than the Real Property Leased and the Real Property Owned. The particulars set out in the Disclosure Letter of the Real Property Leased and the Real Property Owned and of the tenancies subject to, or with the benefit of which, such real property is held, are true, accurate and complete.

5.19

The Real Property Owned and the Real Property Leased is adequate and suitable for the purposes for which it is presently being used and the Group Companies have in respect of all such real property adequate rights of ingress and egress for the operation of their business as currently conducted. Such real property is not subject to any restriction that would materially inhibit the current use of the relevant real property.

Permits – Compliance

5.20

The Group Companies have obtained all required Permits and they are entitled to own and/or use their assets and to conduct their business in the manner in which they currently and lawfully conduct it. The Data Room contains a copy of such Permits. All required Permits are valid and in full force and effect, and none of the Permits has expired before the date of this Agreement or will expire on or before the Closing Date. As at the date of this Agreement, neither the Sellers nor any of the Group Companies have received any notice or other communication to revoke such Permits and no circumstances exist or are threatening that are likely to cause the withdrawal, suspension, cancellation or early termination of, or change in, these Permits, or a refusal to renew these Permits under normal terms and conditions. The Group Companies have complied with all material terms and requirements of any Permit or authorisation. Without prejudice to the generality of the foregoing, the Group Companies have made all investments necessary to comply with any such terms and requirements. All documents required to be delivered by each Group Company to a governmental or other authority in any jurisdiction in which it carries on business have been properly prepared and delivered.

5.21

The Group Companies are in compliance with all applicable directives or guidelines issued by any Supervisory Authority, including, but not limited to, the level of any reserves created and/or maintained by the Group Companies in connection with actual or contingent liabilities arising from the insurance policies written by the Group Companies in the course of their respective business. The Group Companies have a good working relationship with the Supervisory Authorities.

5.22	The Group Companies have made all filings and/or submissions with the Supervisory Authorities to the extent required by applicable Law.

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5.23

Each of the Group Companies complies with all judicial decisions, orders, decrees, judgments, arbitration awards and decisions of any Governmental Authority to which it is or was subject. The Group Companies have not received any notice or other communication relating to any breach or alleged breach of the requirements of any applicable Law.

Compliance with Customs and International Trade and Anti-Bribery Laws

5.24

The Group Companies hold all licenses, registrations, or other authorizations of governmental, administrative and regulatory authorities required under applicable customs and international trade Laws for the lawful conduct of any of the Group Companies. The Group Companies are in compliance with all terms and conditions of any such licenses, registrations and other authorizations.

5.25

Neither the Group Companies, nor any director, employee or agent acting on behalf of the Group Companies has provided, offered, gifted or promised, directly or indirectly, anything of value to any government official, political party or candidate for government office, nor provided or promised anything of value to any other person while knowing that all or a portion of that thing of value would or will be offered, given, or promised, directly or indirectly, to any government official, political party or candidate for government office, for the purpose of:

(i)

influencing any act or decision of such official, party or candidate in his or her official capacity, inducing such official, party or candidate to do or omit to do any act in violation of their lawful duty, or securing any improper advantage for the benefit of any of the Group Companies; or

(ii)

inducing such official, party or candidate to use his or her influence with his or her government or instrumentality to affect or influence any act or decision of such government or instrumentality, in order to assist any of the Group Companies in obtaining or retaining business for or with, or directing business to, any person.

5.26

All Group Companies have been in compliance in all material respects and have, during all periods for which any applicable statute of limitations has not expired, complied with all applicable Laws and regulations relating to anti-money laundering and similar matters.

5.27

Neither the Group Companies nor any director, employee or agent acting on behalf of the Group Companies has engaged in any activity or conduct in violation of any applicable anti-bribery, anti-corruption or anti-money laundering Laws in any country or jurisdiction.

6	Intellectual Property
6.1

The Disclosure Letter contains a true and accurate list of all registered Intellectual Property Rights owned, co-owned or used by the Group Companies. The Group Companies either (i) have full and exclusive ownership of all Intellectual Property Rights (meaning for the purposes of this Clause 7.1, any and all internet domain names, logos, trademarks and service marks, patents and patent applications, copyright and neighbouring rights, corporate name and trade name which are required for the business of the Group Companies, free and clear of all security interests or other Third Party Rights of any kind, or (ii) have the right to lawfully use these Intellectual Property Rights pursuant to a valid licence agreement or other agreement.

6.2

The Group Companies are not infringing upon or otherwise violating the rights of any third party in respect of any Intellectual Property Rights and, to the Sellers’ knowledge, no third parties have breached any Intellectual Property Rights belonging to a Group Company. No party to any agreement relating to the use of any Intellectual Property Rights (to which a Group Company is a party) is, or has

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at any time been, in breach of the agreement. No infringement of any of the Intellectual Property Rights of the Group Companies is, to the best of the Sellers' knowledge, threatened.
6.3

All past and present employees of (and, to the extent applicable, all consultants and independent contractors engaged by) any Group Company have duly assigned to the relevant Group Company all intellectual property rights over any creation, invention, process or improvement created or developed in the performance of their employment or similar agreement or arrangement.

6.4	No license or other authority has been granted by any of the Group Companies to any third party to use any of the Intellectual Property Rights contained or referred to in the Data Room.
6.5

The Intellectual Property Rights owned, co-owned or used by the Group Companies as contained or referred to in the Data Room constitutes all Intellectual Property Rights that are necessary to conduct the business of the Group Companies as currently being conducted, and none of such Intellectual Property Rights is being claimed, opposed or attacked by any third party.

7	IT Rights
7.1	For purposes of this paragraph, the following terms and expressions shall have the following meanings:
(a)

Computer Contracts means any agreements, arrangements or licenses with third parties relating to Computer Systems or related services, including all hire purchase contracts or leases of Computer Hardware used by the Group Companies and licenses of Computer Software used by the Group Companies.

(b)	Computer Hardware means any and all computer, telecommunication and network equipment used by the Group Companies.
(c)

Computer Software means any and all computer programs in both source and object code form used by the Group Companies, including all modules, routines and sub-routines thereof and all source and other preparatory materials relating thereto, including user requirements, functional specifications and programming specifications, ideas, principles, programming languages, algorithms, flow charts, logic, logic diagrams, orthographic representations, file structures, coding sheets, coding and including any relevant manuals or other documentation and computer generated works.

(d)	Computer Systems means all the Computer Hardware and/or Computer Software used by the Group Companies.
7.2	Computer Systems
(a)	The Computer Systems constitute all computer hardware and software which are necessary for the Group Companies to conduct their business as conducted on the Closing Date.
(b)	To the extent that the Computer Software is owned by the Group Companies, the Group Companies have taken appropriate measures to protect the secrecy and confidentiality of the Computer Software.
(c)

The Group Companies have full right and authority to use the Computer Systems (whether by ownership or pursuant to license or other agreements), and such authority is not wholly or partly dependent on any facilities or services not under the exclusive ownership and control of the Group Companies.

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(d)	There are no claims or pending procedures by any third parties contesting any of the Computer Systems, including any claims or procedures challenging the usage rights of such Computer Systems.
7.3	Computer Contracts
(a)

All of the Computer Contracts are valid, enforceable and binding. None of the Computer Contracts has been the subject of any breach or default by any Group Company, and, to the Sellers’ knowledge, by any counterparty to any such Computer Contract. There has been no event which (with notice or lapse of time or both) would constitute a default by any Group Company under any Computer Contract, and, to the Sellers’ knowledge, there has been no event which (with notice or lapse of time or both) would constitute a default by any counterparty to any Computer Contract. No Computer Contract is capable of being terminated or otherwise adversely affected by Closing. The Group Companies shall be entitled to continue to use the Computer Software notwithstanding the Transaction without consent from any third party.

(b)	The Group Companies did not copy or use any of the Computer Software in violation of the applicable license or otherwise violate any of its agreements or the rights of others with respect thereto.
8	Data Protection
8.1

The Group Companies and the operation of their business are and have always been in compliance with all policies and applicable Law relating to the processing of, personal data (for the purposes of this paragraph, “Data”) and Data security. Where required by the applicable Law, all necessary Data processing notifications have been filed with the competent Data protection Governmental Authorities.

8.2

The Group Companies maintain best practices regarding Data security, privacy, Data transfer and the use of Data that are commercially reasonable and that ensure that the Group Companies are in compliance with all applicable Law. There have been (i) no losses or thefts of Data or security breaches relating to Data used in the business of the Group Companies, (ii) violations of any security policy regarding any such Data, (iii) no unauthorized access or unauthorized use of any Data, and (iv) no unintended or improper disclosure of any personally identifiable information or personal health information in the possession, custody or control of the Group Companies or a contractor or agent acting on behalf of the Group Companies.

8.3

As at the date of this Agreement, no Group Company has received any notice or other communication from any Governmental Authority or other third party concerning any violation of the applicable Data protection Law or Data breach.

9	Agreements
9.1

None of the Group Companies is a party to or bound by any Material Agreement other than the Material Agreements contained in the Data Room or set forth in the Disclosure Letter, except that new Material Agreements may be concluded after the date of this Agreement in accordance with Clauses 7.2 until and including 7.4 of this Agreement.

9.2	All Material Agreements contained in the Data Room (including insurance and reinsurance contracts and contracts with brokers entered into by the Group Companies) are valid, enforceable and binding,

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and comply with all applicable Laws (including, but not limited to, the Belgian Insurance Supervision Act and the Luxembourg Insurance Supervision Act).
9.3	The Sellers have no knowledge of the invalidity or unenforceability of, or grounds for termination, avoidance or repudiation of, any Material Agreement.
9.4

No party with whom any Group Company has entered into any Material Agreement has, at the date of this Agreement, given any indication of its intention to terminate, or has prior to the date of this Agreement, otherwise tried to rescind or terminate or apply terms different from those provided in such Material Agreement.

9.5

The Group Companies and the parties with whom any Group Company has entered into any agreement, arrangement or obligation are not, and have never been (save for any cured breaches or defaults), in breach or default, of any of their commitments under any Material Agreement and no circumstance exists that is likely to cause any such breach or default (with notice or lapse of time or both).

9.6

No Group Company has entered into any agreement which would restrain it from carrying out its activities, by preventing it from engaging or competing with any third party in any business in which it may engage.

9.7

No Group Company is a party to or has any liability under (a) any agreement not made in the ordinary course of business or any agreement which, although made in the ordinary course of business, is not at arm's length, or (b) any unusual, abnormal, long-term or onerous agreement or otherwise to any agreement which can reasonably be expected to have a material adverse effect on any Group Company.

9.8

The signature of the Agreement or the completion of the Transaction it purports to effect does not result in a breach of any contractual commitment that is binding upon the Group Companies. Neither the execution and delivery of the Agreement, nor the consummation of the Transaction contemplated in the Agreement will (or will give any person a right to) terminate or modify any Material Agreement contained in the Data Room or any rights of any of the Group Companies thereunder, or will (or will give any person a right to) accelerate or augment any obligation of any of the Group Companies under any such Material Agreements.

9.9	No Material Agreement was entered into other than in the ordinary and usual course of business of each Group Company.
9.10

Except as disclosed in the Disclosure Letter, there is no power of attorney given by any of the Group Companies in force and there is no outstanding authority by which any person may enter into any agreement, arrangement or obligation to do anything on behalf of any of the Group Companies (other than an authority of its employees, directors and statutory managers to enter into agreements in the normal performance of their duties).

10	Employees
10.1	No Group Company is a party to a company specific collective agreement or required to comply with such collective agreement.
10.2

Except as disclosed in the Data Room, no Group Company has a works or supervisory council, health and safety committee or other body representing employees which has a right to be represented, attend or participate in any board or council meeting or a right to be informed, consulted or make representations in relation to the business of a Group Company.

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10.3	No Group Company is, nor has in the three years preceding the date of this Agreement:
(a)	been involved in any dispute regarding a claim with any employee or trade union and to the Sellers’ knowledge there are no circumstances likely to give rise to any such dispute;
(b)	made or started implementation of any collective dismissals or closure of undertaking; or
(c)	been a party to any transfer of a business or undertaking.
10.4

The Group Companies were not confronted with any strikes, social problems or similar events during the last two years prior to the date of this Agreement. There are, to the Sellers’ knowledge, no strikes, social problems or similar events threatened, against the Group Companies, and none of the Group Companies is involved in any negotiation regarding a claim of material importance with any trade union or association of trade unions or organization or body of employees and, to the Sellers' knowledge, there exist no facts or circumstances which could give rise to such dispute or negotiation.

10.5

No employee has in the past three years been transferred to or from the Group Companies pursuant to a transfer of undertaking (within the meaning of EC directives 77/187 and 2001/23 and the relevant local Laws implementing such directives).

10.6	Except for the Options, no stock-option plans or profit participation plans exist in favour of a former employee or consultant. No such schemes have been set up.
10.7	The Group Companies have at all times:
(a)	duly and timely paid all salaries (including overtime pay) and all other amounts due and payable to any of their (former) employees;
(b)	paid any amount due in case of termination of any employee and, generally, discharged all their obligations to any former employee; and
(c)	duly and timely discharged all their obligations in respect of all group insurance, pension arrangements or other similar benefits of their (former) employees.
10.8

The Group Companies have in relation to each of their employees and former employees complied with all obligations imposed on them by, and the orders and awards made under, the statutes, employment agreements, all applicable Laws relating to employment matters, all applicable collective bargaining agreements governing the relations between the Group Companies and their employees and former employees or respectively the trade unions or the conditions of service of their employees.

10.9

The basis of the remuneration payable to the directors, statutory managers, managers, consultants, other legal representatives and employees of each Group Company is the same as that in force at the date of the Annual Accounts, except for (i) any increases in the normal course of business and consistent with past practice; (ii) resulting from a decision of the remuneration committee of ASCO and BDM held on 9 March 2017 as disclosed in the Data Room; or as disclosed in the Disclosure Letter. Other than in accordance with indexation, no Group Company is obliged to grant any salary increase to any employees, directors, managers or consultants nor to grant any of them any (additional) life or group insurance or pensions of any kind. Without prejudice to the generality of the foregoing, no Group Company has agreed or has promised to give any increase of remuneration of any nature whatsoever to any of its employees in excess of what is provided in their employment agreement or any applicable collective bargaining agreement.

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10.10

None of the Group Companies is indebted to any of its present or former shareholders, directors, statutory managers, managers, officers, agents or employee other than remuneration accrued but not due for services actually rendered to the relevant Group Company or for reimbursement of business expenses actually incurred, in each case in the ordinary course of their business. The Group Companies do not have any (current, future or potential) obligation to pay damages to a former employee or consultant on the basis of the termination of the employment or consulting relation.

10.11

No liability has been incurred by any Group Company for breach of any employment agreement for redundancy payments, protective awards, for compensation for wrongful dismissal or unfair dismissal or for failures to comply with any order for the reinstatement or re-engagement of any employee or for any other liability accruing from the termination or variation of any contract of employment or for services and no gratuitous payment has been made or promised by any Group Company in connection with the actual or proposed termination or suspension of employment or variation of any contract of employment of any present or former managing Director or employee and no liability has been incurred for accident or injury to employees.

10.12

No Group Company has made or agreed to make a payment or provide or agreed to provide a benefit to a present or former Director, statutory manager, manager or employee or any dependant of a present or former Director, statutory manager or employee in connection with the actual or proposed termination or suspension of employment or variation of an employment contract.

10.13	The Disclosure Letter contains true, complete and accurate details at the date of this Agreement of:
(a)

the total number of employees of the Group Companies including any on maternity or paternity leave or absent on the grounds of disability or other long term leave of absence who have or may have a right to return to work with the Group Companies under any Law, contract or Collective Agreement;

(b)

in respect of each employee of the Group Companies, the employment status, the name, age, date of start of employment, period of continuous employment, annual gross remuneration, bonus opportunity, other benefits and grants, and where an employee has been continuously absent from work for more than one month, the reason for the absence.

10.14

The Disclosure Letter sets out a true, complete and accurate summary at the date of this Agreement of the terms of any agreement, arrangement, custom or practice (whether legally enforceable or not) for the payment of, or payment of a contribution towards, any pensions, employee benefit plans, programs or arrangements of the Group Companies (including, without limitation, each health and welfare, employment, consulting, bonus, incentive, deferred compensation, salary deferral, fringe benefit and other similar benefit plan, program or arrangement) (each a “Benefit Plan”). The Group Companies are not a party to, and do not have any obligation under, any pension or retirement plan, other than as is mandatory under applicable Law or as disclosed in the Data Room or the Disclosure Letter. All Benefit Plans have been maintained in accordance with their terms and are, and have been operated, in compliance with the requirements prescribed by applicable Laws that are currently in effect with respect thereto. Except for the replacement of the former APRA plan, the Benefit Plans are sufficiently funded or provisioned in the IFRS accounts of the Group Companies as per 31 December 2016, fully in line with the revised IAS19 standards. The Transaction will not trigger any retirement or death benefits awarded to any (former) employees and (former) managers.

10.15	No investigation of the Group Companies by any competent Governmental Authority is pending in respect of any employment matters, and no Group Company has prior to the date of this Agreement

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been informed by any competent Governmental Authority that it intends to conduct such investigation.
10.16	Except for Kapimar and except as disclosed in the Data Room, the Group Companies do not appeal to independent service providers who provide services exclusively for the benefit of any Group Company.
11	Environmental Matters
11.1

The Group Companies are not under any obligation to carry out any clean-up work or other remedial work or have any financial responsibility for the costs of such clean-up work or other remedial work, under any applicable Laws or regulations or any judicial decision, arbitration award or decision of any Governmental Authority to which it may be subject.

11.2

No audit, study or test in respect of any environmental matters has been carried out by, or on behalf of, any competent Governmental Authority on any of the land or at any of the buildings or plant presently or previously owned, leased or otherwise used by the Group Companies, and, at the date of this Agreement, no notice, claim, demand or other communication alleging any actual or potential liability or obligation of any of the Group Companies under any applicable environmental or health and safety Laws has been received by any of the Group Companies.

11.3

To the Sellers’ knowledge, there is no asbestos present in any of the buildings or plant presently or previously owned, leased or otherwise used by the Group Companies. There is no pollution present in the soil, subsoil or groundwater at the land, buildings or plant presently owned, leased or otherwise used by the Group Companies.

11.4

Each Group Company conducts and has conducted its business in compliance with all applicable environmental or health and safety Laws. There are no current events, conditions, circumstances, activities, practices, incidents or actions at, in, under or about the premises or assets owned, used or occupied by any of the Group Companies or in or about the conduct of the business by the Group Companies of which may give rise to a liability or obligation of any of the Group Companies under any applicable environmental or health and safety Laws.

12	Taxes and social security
12.1	General
(a)	Each Group Company has at all times complied with all Laws in respect of Tax.
(b)	All Taxes required to be paid by any of the Group Companies and due and payable have been paid on the Closing Date or have been fully provided for in their Annual Accounts.
(c)	Since the date of the Annual Accounts, no Group Company has incurred or will incur any liability for Tax other than Tax that arises in the ordinary course of such Group Company’s business.
(d)

Each of the Group Companies has filed on a timely basis all Tax declarations, returns and reports required to be filed by it by Law and has timely given and delivered all notices, accounts and information required to be given by it in respect of Tax for which such Group Company may be liable. In addition, all claims and elections that have been taken into account in determining Tax, have been filed on a timely basis. All information provided in such declarations, returns, reports, notices, accounts and information was, when filed or given, complete and accurate and fairly and correctly reflected the Tax liability as well as

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possible Tax deductions and assets, such as but not limited to tax losses carried forward, and, in all material respects, the facts regarding the income, business, assets, operations and status of the Group Companies, and such other information required to be shown thereon.

(e)

No audit, investigation or claim in respect of Taxes is pending and to the Sellers’ knowledge none is threatened against any of the Group Companies (provided that the Sellers shall only be liable for a breach of this Seller Representation in relation to an audit, investigation or claim becoming pending or threatened after the date of this Agreement to the extent such audit, investigation or claim gives rise to any Losses for any of the Group Companies or the Purchaser). Any Tax liability arising from any possible previous audits or investigations has been fully paid. No deficiencies for any Tax have been proposed, asserted or assessed against any of the Group Companies and no state of facts exists or has existed that would constitute grounds for the assessment of a Tax liability against them. There are no agreements in effect to extend the period of limitations for the assessment or collection of any Tax for which the Group Companies may become liable and no requests for any such agreements are pending.

(f)

No Group Company is nor has been liable to pay a penalty, surcharge, fine or late payment interest in connection with Tax during the six years preceding the Closing Date, and there exist to the best of the Sellers’ knowledge, no facts or circumstances which are likely to cause any Group Company to incur liability for any such penalty, surcharge, fine or late payment interest.

(g)

There exists no dispute with the Tax Governmental Authorities involving any Group Company and, to the Sellers’ knowledge, no such dispute can be reasonably expected (provided that the Sellers shall only be liable for a breach of this Seller Representation in relation to any dispute coming into existence or becoming reasonably expected after the date of this Agreement to the extent such dispute gives rise to any Losses for any of the Group Companies or the Purchaser). Any Tax liability arising from any possible previous disputes has been paid in accordance with the outcome of the dispute.

(h)	None of the Group Companies is a party to or bound by any ruling or other agreement relating to Tax of any Tax authority or other competent Governmental Authority.
(i)	The Group Companies have maintained all records and all other information in relation to Tax which they were required to maintain by Law.
(j)

All wage withholding Tax payments and social security contributions with respect to any kind of payment, benefit or other attribution to employees of or other persons working for the Group Companies have been timely paid in accordance with all applicable Laws and any such Tax not yet due has been fully provided for in the Annual Accounts.

(k)

All Tax that any of the Group Companies is required to withhold or collect has been timely and duly withheld or collected and, to the extent required, has been paid to the appropriate Tax authority or other competent Governmental Authority.

12.2	Specific transactions and practices
(a)	All share capital and share premium of the Group Companies is recognised as paid-up capital for dividend withholding Tax purposes.

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(b)

All transactions in which any Group Company is involved have been properly characterised for Tax purposes and cannot be validly re-characterised by the Tax Governmental Authorities; the Group Companies have reported and paid Taxes accordingly.

(c)

Each Group Company is resident only in the jurisdiction in which it is incorporated for Tax purposes and does not have a permanent establishment or other taxable presence (other than for the payment of insurance premium Tax) in any jurisdiction other than the jurisdiction in which it is resident for Tax purposes.

(d)

No event, transaction, act or omission has occurred which could result in any Group Company becoming liable for Tax which is primarily or directly chargeable against or attributable to a person or entity that is not a Group Company.

(e)

None of the Group Companies owns or has agreed to acquire any asset nor has received or agreed to receive any services or facilities (including, without limitation, any loan or money or the benefit of any licences or agreements), the consideration for the acquisition or provision of which was or will be in excess of its market value or otherwise than on an arm's length basis. None of the Group Companies has disposed of nor has agreed to dispose of any asset or has provided or agreed to provide any services or facilities (including, without limitation, any loan of money or the benefit of any licences or agreements), the consideration for the disposal or provision of which, as the case may be, was or will be less than its market value or otherwise than on an arm's length basis.

(f)	No Group Company is subject to any special regime or arrangement regarding Tax.
(g)

Any reorganisations, contributions, demergers or mergers involving any Group Company, which have come into effect on or before the Closing Date, will not give rise to the assessment or payment of Tax after the Closing Date.

12.3	VAT
(a)

All transactions in which any Group Company is involved have been properly characterised and treated for VAT purposes and all Group Companies have, at all times, complied with the applicable provisions relating to, amongst others, VAT localisation principles, VAT exemptions, liability to the payment of VAT, VAT rate, VAT deduction principles and all transactions in which a Group Company is or was involved have been properly reported in the VAT returns.

(b)

No adjustment of the final deduction of VAT in relation with capital goods (in the meaning of article 20.2 of the sixth VAT directive or the implementing Laws of any European Union Member State) of any Group Company has to be made because of an event occurred before the Closing Date and that is not yet paid to the VAT Authorities and reflected in the VAT returns.

(c)

Each Group Company is established for VAT purposes only in the jurisdiction in which it is resident for corporate Tax purposes and each Group Company is registered for VAT purposes only in the jurisdiction in which it is resident for corporate Tax purposes.

(d)	All benefits in kind granted to employees and directors of any Group Company have been properly reported for VAT purposes and the VAT thereon, if applicable, has been properly paid.

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13	Insurances
13.1

Full particulars of all the Group Companies’ own business insurances in force on the date of this Agreement are set out in the Disclosure Letter. Those insurance policies (a) are valid, enforceable and in full force and effect, (b) adequately ensure risks customarily insured against by companies conducting a business similar to the business of the Group Companies, (c) will continue in full force and effect following the Closing, and (d) do not provide for any retrospective premium adjustment (“premieherziening”). At the date of this Agreement, no notice of cancellation or termination or suspension or reduction of coverage thereunder or of non-renewal has been received by any of the Group Companies with respect to any such insurance policies.

13.2

All premiums due on the Group Companies’ own business insurance policies have been paid; all the other conditions of and obligations under those policies have been performed and observed, including the due notification to the insurance companies providing cover within the prescribed time periods of the occurrence of any claimable damage.

13.3

There are no circumstances that might lead to any liability under such insurance policies being avoided by the insurers, the premiums being increased, the coverage being reduced or the policies being cancelled and there is no claim outstanding under any such policies, and to the Sellers' Knowledge, there are no acts or circumstances which could give rise to any such claims.

14	Financial Information
14.1

The Annual Accounts provide a true and fair view ("image fidèle" / "getrouw beeld") of the assets and liabilities and the financial and trading position and results of the Group Companies on the date indicated.

14.2

The Annual Accounts have been prepared and audited in accordance with applicable Law and applicable accounting principles and practices generally accepted in the country in which the relevant Group Company is incorporated, on a basis consistent with the relevant accounts in the past three financial years, without any changes or deviations in accounting policies.

14.3

The Group Companies do not have any liabilities or obligations of any nature except for (a) liabilities or obligations reflected or in respect of which a provision has been made in the Annual Accounts; and (b) liabilities or obligations incurred in the ordinary course of business and consistent with past practice since the date of the Annual Accounts and as disclosed in the Data Room.

14.4	The Group Companies have not given any security interest or guarantee of any kind or issued any comfort letter (whether binding or not) in respect of any obligation of any third party.
14.5

All the accounting records of each Group Company are up to date, in its possession, and fully and accurately completed in accordance with the Law and applicable principles and practices generally accepted in the country in which the relevant Group Company is incorporated.

14.6

The annual accounts of the Group Companies for the three preceding financial years have been duly and timely prepared (along with all required reports relating to each of these accounts) and approved in accordance with applicable Law.

14.7

Since the date of the Annual Accounts, (a) the business has been carried on in the ordinary course so as to maintain it as a going concern, in accordance with applicable Law and consistent with past practice, (b) there has been no adverse change in the financial or trading position or prospects of a Group Company and (c) except for the normal depreciations in accordance with past practices, no material changes have occurred in the assets and liabilities shown in the Annual Accounts and there

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has been no reduction in the value of the net tangible assets of each Group Company on the basis of the valuations adopted for the Annual Accounts.
15	Litigation
15.1

Except for insurance litigation in the framework of the Group Companies’ current activities, no claim has been made and no legal action has been instituted against the Group Companies, and no lawsuit, arbitration, administrative proceeding or other legal proceedings involving the Group Companies are pending before any court, arbitral tribunal or any other competent authority, save as disclosed in the Data Room.

15.2

No such legal action has been threatened to be instituted against the Group Companies, and no event has occurred and, to the Sellers’ knowledge, no circumstance exists that can reasonably serve as a legal basis for the commencement of any legal proceedings against the Group Companies, except for insurance litigation in the framework of the Group Companies current activities.

15.3	None of the Group Companies is subject to any judgment, which has not been fully satisfied and complied with by it.
16	Relationship with AvH and SIPEF
16.1

Except for any insurance policies taken out by Sipef, AvH or any of their Affiliates, there is not, and there has not been at any time during the six years preceding the Closing Date, any agreement, arrangement or obligation (legally enforceable or not) to which any of the Group Company is or was a party, pursuant to which the relevant Group Company has any obligation vis-à-vis any Seller or any of such Seller’s Affiliated Companies or any person connected with any of them, other than set out in the Disclosure Letter.

16.2	There are neither any liabilities nor any amounts owed to the Group Companies by any of AvH or SIPEF or owed by the Group Companies to AvH or SIPEF, other than set out in the Disclosure Letter.
17	Finder’s Fee
17.1	No person is entitled to receive a finder's fee, brokerage or commission from any Group Company in connection with this Agreement.
18	Information

All information given by or on behalf of the Sellers to the Purchaser or to its advisers before or during the negotiations leading to this Agreement, as well as the information set out in this Agreement (including the preamble and any schedules or annexes thereto), the Data Room and the Disclosure Letter, is true and accurate in all material respects and do not omit to state a fact that ought to have been stated in order for such Sellers' Representation, the Data Room and the Disclosure Letter, considered as a whole, not to be misleading to the Purchaser.

19	Grants and Subsidies
19.1	None of the Group Companies benefits from any grants and subsidies that have been granted by any Governmental Authority.
20	Intermediaries
20.1

Each Group Company distributes and has always distributed its insurance products solely through duly licensed direct intermediaries or, to the Sellers’ knowledge, duly licensed indirect intermediaries.

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20.2

At the Date of this Agreement, none of the Group Companies has been notified in writing by any broker of the termination of its Material Agreement with any Group Company or materially change the terms thereof.

20.3

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Schedule 8.2.1: Data Room CD/DVDS

[separate DVD and USB]

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Schedule 8.2.2: Disclosure Letter

[separate document]

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Schedule 9: Purchaser’s Representations

1	Binding Effect of this Agreement
1.1

The Purchaser has the capacity, authority and legal right to (i) enter into and execute this Agreement, (ii) subject to the necessary approvals by the Supervisory Authorities as set forth in Clause 4.1 of this Agreement, acquire the Shares from the Sellers, and (iii) perform its obligations hereunder. Without prejudice to the generality of the foregoing, the Purchaser which is a corporation or any other legal entity has obtained all required approvals from all competent corporate bodies of the Purchaser.

1.2	This Agreement has been duly executed by the Purchaser and constitutes legal, valid, binding and enforceable obligations of the Purchaser.
1.3

The Purchaser is under no obligation to file any documents with or notify any Governmental Authority or other third party, or to obtain any consent or approval from any Governmental Authority or other third party in connection with this Agreement, other than such filing, notification, approval and consent to which a specific reference is made in this Agreement.

2	No Conflict
2.1	Neither the execution of this Agreement nor the performance by the Purchaser of its obligations hereunder, nor the consummation of the Transaction, will:
2.2

result in a violation of (i) the bylaws or other organisational documents of the Purchaser, if applicable, or (ii) any resolution adopted by the board of directors or the shareholders’ meeting of the Purchaser, if applicable;

2.3	result in a violation of any legal or regulatory requirement, or any judicial decision, arbitration award or decision of any public authority, to which the Purchaser may be subject.

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